UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50 NO-4035, STAVANGER, Norway
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X      Form 40-F
This Report on Form 6-K contains a report of the first quarter 2026 results of Equinor ASA.
2026
First quarter
Financial statements and review
Equinor first quarter 2026

2	Press release	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Key figures

Operational

2,313
MBOE/D
Equity oil & gas production per day

1.39
TWh
Total power generation, Equinor share

0.98
TWh
Renewable power generation, Equinor share

Financial

8.78	9.77
USD BILLION	USD BILLION
Net operating income	Adjusted operating income*

6.02	1.48
USD BILLION	USD
Cash flow from operations after taxes paid*	Adjusted earnings per share*

0.39	1.5
USD PER SHARE	USD BILLION
Announced cash dividend per share	Share buy-back programme for 2026

Sustainability

0.26
SIF
Serious incident frequency (per million hours worked)

5.9
KG / BOE
CO₂ upstream intensity. Scope 1 CO₂ emissions, Equinor operated, 100% basis for the first quarter of 2026

2.5
MILLION TONNES CO2e
Absolute scope 1+2 GHG emissions for the first quarter of 2026
Always safe
High value
Low carbon
Equinor first quarter 2026

3	Press release	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Equinor first quarter 2026 results
Equinor delivered an adjusted operating income* of USD 9.77 billion and USD 2.86 billion after tax* in the first quarter of 2026. Equinor reported a net operating income of USD 8.78 billion and a net income of USD 3.10 billion. Adjusted net income* was USD 3.70 billion, leading to adjusted earnings per share* of USD 1.48.
Record production and high prices drive strong financial results
•Production growth of 9% from strong operational performance
•Capturing value from volatility through trading
•Maintaining cost and capital discipline
Key strategic milestones in the quarter
•Seven commercial discoveries on the NCS
•Started drilling at the Raia gas field in Brazil
•First quarterly dividend from Adura of USD 150 million
Delivering competitive capital distribution
•First quarter cash dividend of USD 0.39 per share
•Second tranche of the share buy-back of up to USD 375 million
Anders Opedal, President and CEO of Equinor ASA:
“This quarter, we deliver exceptional operational performance and record‑high production. Combined with higher prices, we present strong financial results.”
“Heightened geopolitical tension continues to disrupt energy flows and commodity prices. In such volatile markets, continued high production from the Norwegian continental shelf reinforces Equinor’s role as a trusted energy partner to Europe.”
“Successful exploration results on the Norwegian continental shelf underpin long‑term supply and value creation. With our strong onshore gas position in the US and the optimised international portfolio, we are further strengthening competitiveness and future cash flow.”
Anders Opedal
Equinor first quarter 2026

4	Press release	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Financial information	Quarters			Change
(unaudited, in USD million)	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1

Net operating income/(loss)	8,784	5,487	8,874	(1)%
Net income/(loss)	3,105	1,314	2,630	18%
Basic earnings per share (USD)	1.24	0.52	0.97	29%
Adjusted operating income*	9,770	6,196	8,646	13%
Adjusted net income*	3,695	2,042	1,789	>100%
Adjusted earnings per share* (USD)	1.48	0.81	0.66	>100%

Cash flows provided by operating activities	5,213	2,107	9,041	(42)%
Cash flow from operations after taxes paid*	6,019	3,314	7,394	(19)%
Net cash flow before capital distribution*	2,947	245	4,546	(35)%

Operational information

Group average liquids price (USD/bbl) [1]	78.6	58.6	70.6	11%
Total equity liquids and gas production (mboe per day) [3]	2,313	2,198	2,123	9%
Total power generation (TWh) Equinor share	1.39	1.76	1.40	(1)%
Renewable power generation (TWh) Equinor share	0.98	1.18	0.76	29%

* For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.
[ ] For items marked with numbers within brackets, see End notes in the Supplementary disclosures.

	Adjusted operating income*	E&P equity liquids and gas production	Total power generation Equinor share
Key figures by segment	(USD million)	(mboe/day)	(TWh)

E&P Norway	7,696	1,525	0.04
E&P International	616	339
E&P USA	745	449
MMP1)	787
Power1)	(1)		1.35
Other incl. eliminations	(72)
Equinor Group Q1 2026	9,770	2,313	1.39
Equinor Group Q1 2025	8,646	2,123	1.40

Net debt to capital employed adjusted*	31 March 2026	31 December 2025	%-point change
Net debt to capital employed adjusted*	15.3%	17.8%	(2.5)%

Dividend (USD per share)	Q1 2026	Q4 2025	Q1 2025
Cash dividend per share	0.39	0.39	0.37
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in
Equinor’s financial statements and previously reported numbers for 2025 have been restated. For further information and restatement tables, see Note 2 Segments and Supplementary disclosures.

For the first quarter of 2026, Equinor acquired and settled shares in the market under the 2025 and 2026 share buy- back programmes for USD 271 million.
Equinor first quarter 2026

5	Press release	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Record high production
Equinor delivered record high production in the first
quarter, with a total equity production of 2,313 mboe
per day, up 9% from 2,123 mboe per day in the
same quarter last year.
Production from Johan Castberg, Halten East and
Verdande drove a 10% increase in production on the
Norwegian continental shelf (NCS) compared to the
first quarter of 2025. New wells also contributed,
while natural decline across several fields partially
offset the increase.
Production from Adura in the UK and the Bacalhau
field in Brazil contributed to an increase
internationally compared to the same period last
year. This was partly offset by portfolio changes,
operational issues at Roncador in Brazil and natural
decline.
The US portfolio delivered record high production in
the quarter. Increased gas production from the
Appalachia onshore assets and increased offshore
production from new wells contributed to the growth.
The total power generation was 1.39 TWh.
Renewable power generation increased by 29%,
driven by Dogger Bank and new onshore assets.
This was offset by lower gas-to-power generation,
resulting in stable total power generation compared
to the first quarter of 2025.
Strong financial results
Equinor delivered an adjusted operating income* of
USD 9.77 billion and USD 2.86 billion after tax* in
the first quarter. The results are positively impacted
by higher production, higher liquids prices and higher
US gas prices, partly offset by lower European gas
prices.
The reported net operating income of USD 8.78
billion is down from USD 8.87 billion in the same
quarter last year. The result was impacted by
negative derivative effects, lower European gas
prices and reduced third-party volumes.
Equinor realised a European gas price of USD 12.9
per mmbtu and realised liquids prices were USD
78.6 per bbl in the first quarter.
The Marketing, Midstream and Processing results
were strong, primarily driven by products and US
gas trading.
Adjusted operating and administrative expenses*
were higher compared to the same quarter last year.
This is mainly due to higher transportation costs from
increased freight rates and currency effects.
High production generated cash flows provided by
operating activities, before taxes paid and working
capital items, of USD 10.29 billion.
Equinor paid two NCS tax instalments totalling USD
4.2 billion.
Cash flow from operations after taxes paid* ended at
USD 6.02 billion.
Organic capital expenditure* was USD 3.04 billion
and total capital expenditures were USD 4.28 billion.
The net debt to capital employed adjusted ratio* was
15.3% at the end of the first quarter, compared to
17.8% last quarter.
Key strategic milestones
On the NCS, seven new oil and gas discoveries
were made. The high success rate reflects the
disciplined exploration strategy toward the ambition
of maintaining the 2020 production level in 2035.
In the quarter, Equinor had exploration activity on 11
offshore wells of which nine were completed.
Internationally, Equinor captured value through the
sale of non-operated onshore assets in Argentina,
and drilling started at the gas field Raia in Brazil.
Equinor also expanded the integrated power portfolio
in Brazil by acquiring the onshore wind project
Esquina do Vento. The construction phase will start
in 2026.

Health, safety and the environment	Twelve months average per Q1 2026	Full year 2025
Serious incident frequency (SIF)	0.26	0.21

	First quarter 2026	Full year 2025
Upstream CO₂ intensity (kg CO₂/boe)	5.9	6.3

	First quarter 2026	First quarter 2025¹⁾
Absolute scope 1+2 GHG emissions (million tonnes CO₂e)	2.5	2.5
1)Due to a change in the assets included within operational control boundaries related to Technical Service Provider arrangements, the 2025 results have been restated. For further information, please see the 2025 Annual report.

Equinor first quarter 2026

6	Press release	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Competitive capital distribution
The board of directors has decided a cash dividend of
USD 0.39 per share for the first quarter of 2026. This is in line with the communication on 4 February 2026, when
results for the fourth quarter of 2025 were announced.
The expected share buy-back programme for 2026 is up to
USD 1.5 billion. The board has decided to initiate a second
tranche of the share buy-back programme for 2026 of up
to USD 375 million. The second tranche is subject to an
authorisation from the company's annual general meeting
on 12 May 2026 and will commence after this. The tranche
will end no later than 20 July 2026.
The first tranche of the share buy-back programme for
2026 was completed on 27 March 2026 with a total value
of USD 375 million.
All share buy-back amounts include shares to be
redeemed by the Norwegian State.

DOGGER BANK
WIND FARM
DOGGER BANK
WIND FARM
equinor

Equinor first quarter 2026

7	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
First quarter 2026 review
Equinor first quarter 2026

8	Group review	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Group review

Financial information	Quarters			Change
(unaudited, in USD million)	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1

Total revenues and other income	27,843	25,346	29,920	(7)%
Total operating expenses	(19,059)	(19,859)	(21,046)	(9)%
Net operating income/(loss)	8,784	5,487	8,874	(1)%

Net financial items	960	283	19	>100%
Income tax	(6,639)	(4,456)	(6,263)	6%
Net income/(loss)	3,105	1,314	2,630	18%

Adjusted total revenues and other income*	28,403	25,260	29,597	(4)%
Adjusted purchases* [4]	(12,528)	(13,145)	(15,517)	(19)%
Adjusted operating and administrative expenses*	(3,432)	(2,969)	(3,143)	9%
Adjusted depreciation, amortisation and net impairments*	(2,520)	(2,663)	(2,164)	16%
Adjusted exploration expenses*	(152)	(287)	(127)	20%
Adjusted operating income/(loss)*	9,770	6,196	8,646	13%

Adjusted net financial items*	950	166	(230)	N/A
Income tax less tax effect on adjusting items	(7,024)	(4,320)	(6,626)	6%
Adjusted net income*	3,695	2,042	1,789	>100%

Basic earnings per share (in USD)	1.24	0.52	0.97	29%
Adjusted earnings per share* (in USD)	1.48	0.81	0.66	>100%

Capital expenditures and Investments	3,116	4,146	3,027	3%
Cash flows provided by operating activities	5,213	2,107	9,041	(42)%
Cash flows from operations after taxes paid*	6,019	3,314	7,394	(19)%

Operational information	Quarters			Change
	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1

Total equity liquid and gas production (mboe/day)	2,313	2,198	2,123	9%
Total entitlement liquid and gas production (mboe/day)	2,200	2,093	2,001	10%
Total Power generation (TWh) Equinor share	1.39	1.76	1.40	(1)%
Renewable power generation (TWh) Equinor share	0.98	1.18	0.76	29%

Average Brent oil price (USD/bbl)	80.6	63.7	75.7	7%
Group average liquids price (USD/bbl) [1]	78.6	58.6	70.6	11%
E&P Norway average internal gas price (USD/mmbtu)	11.19	9.02	13.21	(15)%
E&P USA average internal gas price (USD/mmbtu)	4.69	2.84	3.30	42%
Operations and financial results
Strong production in the first quarter of 2026
reflected contributions across the portfolio, with
financial results further benefitting from a favourable
pricing environment.
In E&P Norway, the ramp-up of the Johan Castberg,
Halten East and Verdande fields drove a 10%
increase in production compared to the same quarter
last year. New wells also contributed to higher
production, while natural decline across several
fields partially offset the increase.
Production in the international upstream business
increased in the first quarter, reflecting operational
growth and portfolio changes. Higher activity in the
Appalachia region and new offshore wells more than
offset natural decline in E&P USA. In E&P
International, the establishment of Adura in
December 2025 and the start-up of production from
Bacalhau in October 2025 contributed to higher
production compared to the same period last year.
This was partially offset by the sale of the 40%
operated interest in Peregrino in November 2025
and natural decline.
Renewable power generation increased by 29% in
the first quarter, supported by the ramp-up of Dogger
Bank A and contributions from the Lyngsåsa onshore
wind farm. Lower gas-to-power generation due to
weaker clean spark spreads offset this increase,
resulting in broadly stable total power generation for
the quarter.
In the first quarter, Marketing, Midstream and
Processing segment results, amid late-period market
volatility, were primarily driven by Gas and LNG
through optimisation of piped gas trading in Europe
and gas trading in North America. Crude, Products
and Liquids also contributed through trading within
Products and LPG, while methanol had a negative
impact on overall results.
Equinor first quarter 2026

9	Group review	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Revenues were lower in the quarter, reflecting
reduced liquids sales due to lower third‑party sales
and lower realised gas prices in Europe.
Operating and administrative expenses increased in
the quarter, primarily due to higher transportation
costs from increased freight rates and the weakening
of the USD against the NOK. These cost increases
were partially offset by portfolio changes in E&P
International, as well as the reduction in business
development and early-phase projects within the
power and low carbon solutions businesses. The first
quarter of 2025 also included drilling activities for
CCS project wells.
The ramp-up of new fields on the NCS and a weaker
USD against the NOK contributed to higher
depreciation in the quarter. The cessation of
depreciation for Peregrino, which has been classified
as held for sale since May 2025, and increased
proved reserves across the portfolio partially offset
the increase in depreciation, amortisation and net
impairments.
High exploration activity on the NCS, resulting in 7
discoveries, contributed to increased exploration
expenses compared to the first quarter last year,
partially offset by a higher capitalisation rate in E&P
Norway.
Net financial items benefited from positive fair value
development on financial investments in the first
quarter of 2026, contributing to strong net income for
the period.
Taxes
The effective reported tax rate of 68.1% for the first
quarter of 2026 decreased compared to 70.4% in the
first quarter of 2025 due to lower share of income
from jurisdictions with high tax rates and a weakened
USD. The decrease was partially offset by the tax-
exempt gain from the swap with Petoro on the NCS
in 2025.
Cash flow and net debt
Cash flow provided by operating activities before
taxes paid and working capital items was USD
10,291 million in the quarter, compared to USD
10,620 million in a strong first quarter of 2025.
Higher production volumes and stronger liquid prices
were offset by collateral outflows on commodity
derivatives, reflecting price volatility in the period.
Cash flow from operations after taxes paid*
decreased to USD 6,019 million from USD 7,394
million in the same quarter last year, primarily due to
higher tax payments in the quarter.
Tax payments in the first quarter totalled USD 4,272
million, mainly representing two scheduled
Norwegian corporation tax instalments related to
2025 earnings. This is an increase from USD 3,226
million in the same period last year, reflecting the
change in the NCS instalment tax payment structure.
The final three NCS tax instalments related to 2025
earnings, totalling NOK 60 billion, are expected to be
paid in the second quarter of 2026.
A working capital increase of USD 806 million
negatively impacted cash flow in the first quarter of
2026, compared to a decrease of USD 1,647 million
in the first quarter of 2025.
Net cash flow before capital distribution* increased
from USD 245 million in the prior quarter to USD
2,947 million in the first quarter, mainly due to lower
tax payments under the new NCS instalment tax
payment structure, with two instalments paid
compared to three in the prior quarter. The prior
quarter was also impacted by a cash outflow related
to strategic non-current financial investments.
In the first quarter, net cash flow* amounted to an
inflow of USD 1,756 million, reflecting capital
distributions of USD 1,191 million. In the same
period last year, net cash flow* was an inflow of USD
2,086 million, following extraordinary dividend
payments during the quarter.
An increase in liquid assets in the quarter, combined
with higher equity, reduced the net debt to capital
employed adjusted* ratio at the end of March 2026
to 15.3%, from 17.8% at the end of December 2025.
Capital distribution
The board of directors has decided a cash dividend
of USD 0.39 per share for the first quarter of 2026.
This is in line with the communication on 4 February
2026, when results for the fourth quarter of 2025
were announced.
The expected share buy-back programme for 2026
is up to USD 1.5 billion. The board has decided to
initiate a second tranche of the share buy-back
programme for 2026 of up to USD 375 million. The
second tranche is subject to an authorisation from
the company's annual general meeting on 12 May
2026 and will commence after this. The tranche will
end no later than 20 July 2026.
The first tranche of the share buy-back programme
for 2026 was completed on 27 March 2026 with a
total value of USD 375 million.
All share buy-back amounts include shares to be
redeemed by the Norwegian State.
Health, safety and the environment
The twelve-month average serious incident
frequency (SIF) for the period ended 31 March 2026
was 0.26, an increase from 2025 which ended at
0.21.
Equinor’s absolute Scope 1 and 2 greenhouse gas
emissions from operated production (100% basis)
were stable at 2.5 Mt CO₂e in the first quarter of
2026. Higher emissions from the start-up of the
Bacalhau and Johan Castberg fields were largely
offset by operatorship transfers within the
international portfolio, including Mariner and
Peregrino.
Equinor first quarter 2026

10	Outlook	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Outlook
•Organic capital expenditures* are estimated at
around USD 13 billion for 20261.
•Oil & gas production for 2026 is estimated to
grow around 3% compared to 2025 level [5].
•Equinor’s ambition is to keep the unit of
production cost in the top quartile of its peer
group.
•Scheduled maintenance activity is estimated to
reduce equity production by around 35 mboe per
day for the full year of 2026.
These forward-looking statements reflect current
views about future events and are, by their nature,
subject to significant risks and uncertainties because
they relate to events and depend on circumstances
that will occur in the future. Deferral of production to
create future value, gas off-take, timing of new
capacity coming on stream and operational regularity
and levels of industry product supply, demand and
pricing represent the most significant risks related to
the foregoing production guidance. Our future
financial performance, including cash flow and
liquidity, will be affected by geopolitical and
macroeconomic conditions, changes in the
regulatory and policy landscape, the development in
realised prices, including price differentials, tolls and
tariffs and other factors discussed elsewhere in the
report.
For further information, see section Forward-looking
statements in the report.
1) USD/NOK exchange rate assumption of 10
Equinor first quarter 2026

11	Supplementary operational disclosures	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary operational disclosures

	Quarters			Change		Quarters			Change
Operational information	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1	Operational information	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1

Prices					Equity production (mboe per day)
Average Brent oil price (USD/bbl)	80.6	63.7	75.7	7%	E&P Norway equity liquids production	730	687	625	17%
E&P Norway average liquids price (USD/bbl)	84.1	61.1	73.8	14%	E&P International equity liquids production	272	241	274	(1)%
E&P International average liquids price (USD/bbl)	73.0	55.5	68.3	7%	E&P USA equity liquids production	150	150	147	2%
E&P USA average liquids price (USD/bbl)	60.9	50.2	61.2	(1)%	Group equity liquids production	1,152	1,078	1,045	10%
Group average liquids price (USD/bbl) [1]	78.6	58.6	70.6	11%	E&P Norway equity gas production	795	781	765	4%
Group average liquids price (NOK/bbl) [1]	765	592	782	(2)%	E&P International equity gas production	67	48	36	88%
E&P Norway average internal gas price (USD/mmbtu) [7]	11.19	9.02	13.21	(15)%	E&P USA equity gas production	299	292	278	8%
E&P USA average internal gas price (USD/mmbtu) [7]	4.69	2.84	3.30	42%	Group equity gas production	1,161	1,120	1,078	8%
Realised piped gas price Europe (USD/mmbtu) [6]	12.95	10.56	14.80	(13)%	Total equity liquids and gas production [2] [3]	2,313	2,198	2,123	9%
Realised piped gas price US (USD/mmbtu) [6]	5.94	3.29	4.06	46%
					Power generation
Entitlement production (mboe per day)					Total power generation (TWh) Equinor share	1.39	1.76	1.40	(1)%
E&P Norway entitlement liquids production	730	687	625	17%	Renewable power generation (TWh) Equinor share1)	0.98	1.18	0.76	29%
E&P International entitlement liquids production	236	213	223	6%
E&P USA entitlement liquids production	134	132	132	1%	1)Includes Hywind Tampen renewable power generation.
Group entitlement liquids production	1,100	1,032	980	12%
E&P Norway entitlement gas production	795	781	765	4%
E&P International entitlement gas production	51	32	20	>100%
E&P USA entitlement gas production	254	248	235	8%
Group entitlement gas production	1,099	1,060	1,021	8%
Total entitlement liquids and gas production [2] [3]	2,200	2,093	2,001	10%

Equinor first quarter 2026

12	Supplementary operational disclosures	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Health, safety and the environment
	Twelve months average per Q1 2026	Full year 2025
Total recordable injury frequency (TRIF)	2.7	2.3
Serious Incident Frequency (SIF)	0.26	0.21
Oil and gas leakages (number of)1)	9	6

	First quarter 2026	Full year 2025
Upstream CO₂ intensity (kg CO₂/boe)2)	5.9	6.3

	First quarter 2026	First quarter 2025⁴⁾
Absolute scope 1+2 GHG emissions (million tonnes CO₂e)3)	2.5	2.5
1)Number of leakages with rate above 0.1kg/second during the past 12 months.
2)Operational control, total scope 1 emissions of CO2 from exploration and production, divided by total production (boe).
3)Operational control, total scope 1 and 2 emissions of CO2 ,CH4 and N2O.
4)Due to a change in the assets included within operational control boundaries related to Technical Service Provider arrangements, the 2025 results have been restated. For further information please see the 2025 Annual report.

Equinor first quarter 2026

13	Exploration & Production Norway	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production Norway

Financial information	Quarters			Change
(unaudited, in USD million)	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1

Total revenues and other income	10,475	7,825	10,052	4%
Total operating expenses	(2,779)	(2,972)	(2,108)	32%
Net operating income/(loss)	7,696	4,853	7,944	(3)%

Adjusted total revenues and other income*	10,475	7,825	9,561	10%
Adjusted operating and administrative expenses*	(1,093)	(940)	(891)	23%
Adjusted depreciation, amortisation and net impairments*	(1,575)	(1,630)	(1,127)	40%
Adjusted exploration expenses*	(111)	(229)	(90)	23%
Adjusted operating income/(loss)*	7,696	5,026	7,453	3%

Additions to PP&E, intangibles and equity accounted investments	1,863	1,726	2,409	(23)%

Operational information	Quarters			Change
E&P Norway	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1

E&P entitlement liquid and gas production (mboe/day)	1,525	1,468	1,390	10%
Average liquids price (USD/bbl)	84.1	61.1	73.8	14%
Average internal gas price (USD/mmbtu)	11.19	9.02	13.21	(15)%

Production & Revenues
In the first quarter of 2026, production increased
significantly compared to the same quarter last year.
The increase was driven by ramp‑up of the new
fields Johan Castberg, Halten East and Verdande, as
well as contributions from new wells. Production in
the quarter was supported by high production
efficiency and stable operations across the portfolio,
contributing to a high level of production, partially
offset by natural decline in mature fields.
Liquids production increased more than gas in the
quarter, reflecting the higher share of liquids in
production from the new fields.
Strong production and increased liquids prices more
than offset lower gas prices, resulting in higher total
revenues and other income in the first quarter of
2026 compared to the same quarter last year.
Operating expenses and financial results
The weakening of the USD against the NOK was the
primary driver for higher total operating expenses in
the first quarter of 2026 compared to the same
quarter last year, further compounded by higher
environmental costs, increased electricity prices and
increased transportation tariffs.
Ramp-up of new fields, field-specific investments
and a weaker USD against the NOK led to higher
depreciation and amortisation costs in the first
quarter of 2026 compared to the same period last
year, partially offset by increased proved reserves.
The exploration activity in the first quarter of 2026
was higher than in the same quarter last year, with
activity related to ten wells compared to six wells.
The more successful outcome resulted in higher
capitalisation, that was offset by increased drilling
expenditures. As field development costs increased,
the exploration expenses ended at a higher level in
the first quarter of 2026.
Higher production volumes contributed to an
increase in adjusted operating income* compared
with the same quarter last year. In the first quarter of
2025, the net operating income included a gain
related to the swap transaction with Petoro of USD
491 million, which drove the relative decrease this
quarter.
Additions to PP&E, intangibles and equity accounted
investments in the first quarter of 2026 were driven
by a settlement related to the Hugin unit and the
impact of USD/NOK exchange rate movements. The
assets acquired in the swap transaction with Petoro
in the first quarter of 2025, amounting to USD 1,086
million, are the main driver of the decrease this
quarter.
Equinor first quarter 2026

14	Exploration & Production International	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production International

Financial information	Quarters			Change
(unaudited, in USD million)	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1

Total revenues and other income	1,504	868	1,571	(4)%
Total operating expenses	(888)	(1,140)	(992)	(10)%
Net operating income/(loss)	616	(271)	579	6%

Adjusted total revenues and other income*	1,504	877	1,523	(1)%
Adjusted purchases*	(60)	77	3	N/A
Adjusted operating and administrative expenses*	(507)	(339)	(567)	(11)%
Adjusted depreciation, amortisation and net impairments*	(285)	(344)	(396)	(28)%
Adjusted exploration expenses*	(37)	(58)	(32)	13%
Adjusted operating income/(loss)*	616	214	531	16%

Additions to PP&E, intangibles and equity accounted investments	743	6,146	761	(2)%

Operational information	Quarters			Change
E&P International	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1

E&P equity liquid and gas production (mboe/day)	339	289	309	10%
E&P entitlement liquid and gas production (mboe/day)	287	245	244	18%
Production sharing agreements (PSA) effects	52	44	66	(21)%
Average liquids price (USD/bbl)	73.0	55.5	68.3	7%

Production & Revenues
The establishment of Adura in December 2025,
along with the start-up of production from Bacalhau
in October 2025, led to an increase in production in
the first quarter of 2026 compared to the same
period last year. The increase was partially offset by
the sale of the 40% operated interest in Peregrino in
November 2025, operational issues on Roncador
and natural decline.
Production Sharing Agreements (PSA) effects were
reduced in the first quarter compared to the same
period last year due to lower production and higher
cost recovery from Angola PSA fields.
Higher volumes and prices, together with overlift
timing effect, contributed positively to total revenues
and other income in the first quarter of 2026
compared with the same period last year. The
increase was more than offset by a reported loss
from the equity accounted joint venture Adura
resulting in an overall decrease in total revenues and
other income.
Operating expenses and financial results
The sale of 40% operated interest in the Peregrino
field led to lower operating and administrative
expenses in the first quarter of 2026 compared to the
same quarter last year. As of late 2025, UK assets
transferred to Adura are being reported as an equity
accounted investment. This further contributed to the
decrease, which was partially offset by variations in
the over/underlift position and Bacalhau starting
production in the fourth quarter of 2025.
The Argentina onshore assets, Bandurria Sur and
Bajo del Toro, were classified as held for sale from
February 2026. Together with the remaining 20% of
Peregrino, held for sale since May 2025, these
classifications resulted in lower depreciation,
amortisation and net impairments in the first quarter
of 2026 compared to the same period in 2025.
Exploration expenses were stable in the first quarter
of 2026 compared to the same period last year.
Bacalhau moving from development to production in
the fourth quarter of 2025, together with the
classification of Peregrino as held for sale from May
2025 and the Argentina onshore assets from
February 2026, resulted in reduced additions to
PP&E, intangibles and equity accounted investments
during the first quarter of 2026. Continued high
development and drilling activity in other areas in
Brazil largely offset this impact.
Equinor first quarter 2026

15	Exploration & Production USA	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production USA
Production & Revenues

Financial information	Quarters			Change
(unaudited, in USD million)	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1

Total revenues and other income	1,383	1,045	1,197	16%
Total operating expenses	(638)	(686)	(685)	(7)%
Net operating income/(loss)	745	359	511	46%

Adjusted total revenues and other income*	1,383	1,045	1,197	16%
Adjusted operating and administrative expenses*	(281)	(292)	(311)	(10)%
Adjusted depreciation, amortisation and net impairments*	(352)	(394)	(370)	(5)%
Adjusted exploration expenses*	(5)	—	(5)	10%
Adjusted operating income/(loss)*	745	359	511	46%

Additions to PP&E, intangibles and equity accounted investments	243	284	308	(21)%

Operational information	Quarters			Change
E&P USA	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1

E&P equity liquid and gas production (mboe/day)	449	441	424	6%
E&P entitlement liquid and gas production (mboe/day)	387	380	367	5%
Royalties	62	61	57	8%
Average liquids price (USD/bbl)	60.9	50.2	61.2	(1)%
Average internal gas price (USD/mmbtu)	4.69	2.84	3.30	42%

E&P USA reported higher production volumes in the
first quarter of 2026 compared to the same period in
2025. The increase was primarily attributable to
higher natural gas production from the Appalachia
onshore assets, driven by increased operational
activity in the region throughout 2025 and early
2026. US offshore production also increased in the
quarter, as new wells brought on stream more than
offset natural production declines.
Significantly higher natural gas prices and increased
natural gas and liquids production volumes resulted
in higher total revenues and other income in the first
quarter of 2026 compared to the same period last
year.
Operating expenses and financial results
Operating and administrative expenses decreased in
the first quarter of 2026 compared with the same
period in 2025. The decrease was primarily driven by
a favourable legal outcome related to a previously
divested legacy asset, with cost levels otherwise
broadly stable between the periods.
The reduction in depreciation, amortisation, and net
impairments compared to the first quarter of 2025
primarily reflects the impact of increased proved
reserves at year‑end 2025, as well as impairments
recognised in 2025 on assets with higher
depreciation rates.
Exploration expenses were consistent in the first
quarter of 2026 compared with the first quarter of
2025, and no new wells were drilled in either period.
Lower US offshore drilling activity contributed to a
decrease in additions to PP&E, intangibles, and
equity‑accounted investments compared to 2025.
This was partially offset by continued development of
the Sparta field.
Equinor first quarter 2026

16	Marketing, Midstream & Processing	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Marketing, Midstream & Processing

Financial information	Quarters			Change
(unaudited, in USD million)	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1

Total revenues and other income1)	26,684	23,937	28,388	(6)%
Total operating expenses1)	(26,154)	(23,159)	(28,297)	(8)%
Net operating income/(loss)1)	530	778	91	>100%

Adjusted total revenues and other income*1)	27,243	23,828	28,549	(5)%
Adjusted purchases* [4]1)	(24,673)	(21,601)	(26,756)	(8)%
Adjusted operating and administrative expenses*1)	(1,530)	(1,315)	(1,317)	16%
Adjusted depreciation, amortisation and net impairments*1)	(254)	(241)	(226)	12%
Adjusted operating income/(loss)*1)	787	670	251	>100%
— Gas and LNG¹⁾²⁾	485	561	263	85%
— Crude, Products and Liquids	352	111	179	97%
— Other¹⁾	(50)	(2)	(190)	(74)%

Additions to PP&E, intangibles and equity accounted investments	707	374	207	>100%

Operational information	Quarters			Change
Marketing, Midstream and Processing	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1

Liquids sales volumes (mmbl)	260.8	276.4	288.6	(10)%
Natural gas sales Equinor (bcm)	17.7	18.0	16.4	8%
Natural gas entitlement sales Equinor (bcm)	15.4	15.5	13.7	12%
Realised piped gas price Europe (USD/mmbtu)	12.95	10.56	14.80	(13)%
Realised piped gas price US (USD/mmbtu)	5.94	3.29	4.06	46%
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in
Equinor’s financial statements and previously reported numbers for 2025 have been restated. For further information and restatement tables, see Note 2 Segments and Supplementary disclosures.
2) Previously named Gas and Power.

Volumes, Pricing & Revenues
Liquids sales volumes decreased compared to both
the previous quarter and same quarter last year due
to lower sales of third-party volumes.
Gas sales volumes remained at similar levels
compared to the previous quarter, while higher
Equinor international gas sales drove the increase
compared to the same quarter last year.
The realised European piped gas price increased
compared to the previous quarter, in line with higher
market prices caused by LNG supply disruption due
to closure of the Strait of Hormuz and low
temperatures early in the winter. Compared to the
same quarter last year, the realised European piped
gas prices decreased due to growing LNG supplies.
The realised piped gas price in the US increased
compared to the previous quarter, driven by higher
demand related to low temperatures during the
winter. Compared to the same quarter last year,
realised US gas price increased due to higher
demand from power generation, new LNG export
capacity and lower winter temperatures.
Financial Results
In the first quarter of 2026, Gas and LNG was the
main contributor to adjusted operating income*. This
result was driven by optimisation of piped gas sales
in Europe and gas trading in North America. Crude,
Products and Liquids also contributed positively,
driven by strong results from trading within Products
and LPG. Current quarter was impacted by high
shipping rates. Additionally, the results were
impacted by a negative result in methanol.
The increase in adjusted operating income*
compared to the prior quarter was mainly driven by
stronger margins for products and LPG trading,
followed by higher results from gas optimisation in
both Europe and North America, while the prior
quarter included a favourable price review result.
Adjusted operating income* for the first quarter of
2026 was higher compared to the same quarter last
year across all subsegments, primarily reflecting
higher products and LPG trading results, stronger
optimisation gains in European and North American
gas trading and lower costs related to the
development of low carbon projects.
Net operating income includes the net effect of fair
value changes in storages, fair value changes in
derivatives and changes in onerous provisions.
Additions to PP&E, intangibles and equity accounted
investments in the first quarter of 2026 included new
leases for two LNG vessels.
Equinor first quarter 2026

17	Power	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Power

Financial information	Quarters			Change
(unaudited, in USD million)	Q1 2026	Q4 2025¹⁾	Q1 2025¹⁾	Q1 on Q1

Revenues third party, other revenue and other income	825	1,256	677	22%
Net income/(loss) from equity accounted investments	34	43	7	>100%
Total revenues and other income	859	1,299	685	25%
Total operating expenses	(866)	(1,594)	(950)	(9)%
Net operating income/(loss)	(7)	(295)	(265)	(97)%

Adjusted total revenues and other income*	860	1,313	740	16%
Adjusted purchases*	(721)	(1,156)	(658)	10%
Adjusted operating and administrative expenses*	(127)	(161)	(120)	6%
Adjusted depreciation, amortisation and net impairments*	(13)	(16)	(8)	51%
Adjusted operating income/(loss)*	(1)	(19)	(46)	(98)%

Additions to PP&E, intangibles and equity accounted investments	679	565	780	(13)%

Operational information	Quarters			Change
Power	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1

Renewable power generation (TWh) Equinor share2)	0.98	1.18	0.76	29%
Total power generation (TWh) Equinor share	1.39	1.76	1.40	(1)%
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in
Equinor’s financial statements and previously reported numbers for 2025 have been restated. For further information and restatement tables, see Note 2 Segments and Supplementary disclosures.
2) Includes Hywind Tampen renewable power generation, which is owned by E&P Norway and operated by PWR.

With effect from the first quarter of 2026, the new
Power business area (PWR) is presented as a
reportable segment in Equinor’s financial
statements. The PWR business area is responsible
for all power activities, including the activities
formerly included in Renewables (REN) and flexible
power assets transferred from the business area
Marketing, Midstream and Processing (MMP), as
well as Danske Commodities’ power trading
business.
Power generation
In the first quarter of 2026, total power generation
reached 1.39 TWh, with 0.59 TWh from offshore
wind, 0.39 TWh from onshore renewables and 0.41
TWh from gas-to-power assets.
An increase in renewable power generation, driven
mainly by ramp up of Dogger Bank A, contributions
from Lyngsåsa onshore wind farm and a new asset,
Serra Da Babilônia Solar which started producing in
late 2025, combined with a reduction in the gas-to-
power generation, led to total power generation
remaining stable compared to the same period in
2025.
Total revenues and other income
The increase in total revenues and other income in
the first quarter of 2026 compared to the same
period last year is mainly driven by strong power
trading results and favourable weather conditions for
offshore wind assets.
Operating expenses and financial results
Reduced business development and early phase
project costs were offset by higher power trading
costs, resulting in an increase in adjusted operating
and administrative expenses* in the first quarter of
2026 compared to the same period in 2025.
The adjusted operating loss* decreased compared to
same quarter last year driven by increased power
generation, higher prices and strong power trading
results.
In the first quarter of 2026, USD 50 million of
additions to PP&E, intangibles, and equity accounted
investments were related to onshore renewables and
USD 629 million was related to offshore wind
projects. The offshore additions primarily reflect
continued investments in the Empire Wind project in
the US.
Equinor first quarter 2026

18	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Condensed interim financial statements and notes
Equinor first quarter 2026

19	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF INCOME

		Quarters					Quarters
(unaudited, in USD million)	Note	Q1 2026	Q4 2025	Q1 2025	(unaudited, in USD million)	Note	Q1 2026	Q4 2025	Q1 2025

Revenues	4	27,816	25,296	29,384	Interest income and other financial income		370	271	336
Net income/(loss) from equity accounted investments		(21)	12	13	Interest expenses and other financial expenses		(433)	(394)	(325)
Other income		48	38	523	Other financial items		1,023	406	8

Total revenues and other income	2	27,843	25,346	29,920	Net financial items	5	960	283	19

Purchases [net of inventory variation]		(12,964)	(13,064)	(15,443)	Income/(loss) before tax		9,744	5,770	8,893
Operating expenses	3	(3,115)	(2,921)	(2,843)
Selling, general and administrative expenses		(309)	(298)	(323)	Income tax	6	(6,639)	(4,456)	(6,263)
Depreciation, amortisation and net impairments	2	(2,520)	(3,290)	(2,310)
Exploration expenses		(152)	(287)	(127)	Net income/(loss)		3,105	1,314	2,630

Total operating expenses	2	(19,059)	(19,859)	(21,046)	Attributable to equity holders of the company		3,106	1,314	2,627
					Attributable to non-controlling interests		(2)	1	3
Net operating income/(loss)	2	8,784	5,487	8,874
					Basic earnings per share (in USD)		1.24	0.52	0.97
					Diluted earnings per share (in USD)		1.24	0.52	0.96
					Weighted average number of ordinary shares outstanding (in millions)		2,496	2,509	2,719
					Weighted average number of ordinary shares outstanding diluted (in millions)		2,503	2,518	2,724

Equinor first quarter 2026

20	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters
(unaudited, in USD million)	Q1 2026	Q4 2025	Q1 2025

Net income/(loss)	3,105	1,314	2,630

Actuarial gains/(losses) on defined benefit pension plans	(13)	157	(114)
Income tax effect on income and expenses recognised in OCI1)	5	(36)	30
Items that will not be reclassified to the Consolidated statement of income	(7)	121	(84)

Foreign currency translation effects	166	(230)	1,302
Share of OCI from equity accounted investments	17	44	33
Items that may be subsequently reclassified to the Consolidated statement of income	183	(186)	1,335

Other comprehensive income/(loss)	175	(64)	1,251

Total comprehensive income/(loss)	3,280	1,250	3,881

Attributable to the equity holders of the company	3,282	1,250	3,878
Attributable to non-controlling interests	(2)	1	3

1)Other comprehensive income (OCI).
Equinor first quarter 2026

21	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED BALANCE SHEET

		At 31 March	At 31 December
(in USD million)	Note	2026 (unaudited)	2025 (audited)

ASSETS
Property, plant and equipment	2, 3	62,938	61,241
Intangible assets		5,969	5,950
Equity accounted investments		8,256	8,504
Deferred tax assets		5,683	5,053
Pension assets		2,143	2,107
Derivative financial instruments		819	1,020
Financial investments		7,552	6,839
Prepayments and financial receivables		1,886	2,073

Total non-current assets		95,247	92,787

Inventories		4,239	3,330
Trade and other receivables		12,882	10,819
Prepayments and financial receivables1)		5,025	3,885
Derivative financial instruments		1,504	667
Financial investments	5	14,212	14,297
Cash and cash equivalents		5,884	5,036

Total current assets		43,746	38,034

Assets classified as held for sale	3	2,160	906

Total assets		141,154	131,727

1) Includes collateral deposits of USD 2.1 billion for 31 March 2026 related to certain requirements set out by exchanges where Equinor is participating. The corresponding figure for 31 December 2025 is USD 1.3 billion.

		At 31 March	At 31 December
(in USD million)	Note	2026 (unaudited)	2025 (audited)

EQUITY AND LIABILITIES
Shareholders' equity		43,571	40,424
Non-controlling interests		71	74

Total equity		43,642	40,497

Finance debt	5	22,162	23,763
Lease liabilities		2,774	2,221
Deferred tax liabilities		15,041	14,524
Pension liabilities		4,182	4,076
Provision and other liabilities		15,023	14,715
Derivative financial instruments		1,282	1,150

Total non-current liabilities		60,464	60,450

Trade and other payables		11,374	9,700
Provisions and other liabilities		3,060	3,299
Current tax payable		13,991	10,994
Finance debt	5	5,542	4,047
Lease liabilities		1,379	1,190
Dividends payable		—	923
Derivative financial instruments		1,252	448

Total current liabilities		36,598	30,601

Liabilities directly associated with the assets classified for sale	3	450	179

Total liabilities		97,512	91,230

Total equity and liabilities		141,154	131,727
Equinor first quarter 2026

22	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity

At 1 January 2025	1,052	—	52,407	(11,385)	268	42,342	38	42,380
Net income/(loss)			2,627			2,627	3	2,630
Other comprehensive income/(loss)			(84)	1,302	33	1,251		1,251
Total comprehensive income/(loss)	—	—	2,543	1,302	33	3,878	3	3,881
Dividends			—			—		—
Share buy-back	—	—	(397)			(397)		(397)
Other equity transactions		—	(4)			(4)	3	(1)

At 31 March 2025	1,052	—	54,549	(10,083)	301	45,819	44	45,863

At 1 January 2026	995	—	48,028	(8,919)	319	40,424	74	40,498
Net income/(loss)			3,106			3,106	(2)	3,105
Other comprehensive income/(loss)			(7)	166	17	175		175
Total comprehensive income/(loss)	—	—	3,099	166	17	3,282	(2)	3,280
Dividends			—			—		—
Share buy-back1)	—	—	(124)			(124)		(124)
Other equity transactions		—	(10)			(10)	(1)	(11)

At 31 March 2026	995	—	50,993	(8,753)	335	43,571	71	43,642

1)For more information see note 7 Capital distribution
Equinor first quarter 2026

23	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF CASH FLOWS

		Quarters
(unaudited, in USD million)	Note	Q1 2026	Q4 2025	Q1 2025

Income/(loss) before tax		9,744	5,770	8,893

Depreciation, amortisation and net impairments, including exploration write-offs		2,530	3,367	2,310
(Gains)/losses on foreign currency transactions and balances	5	(189)	6	24
(Gains)/losses on sale of assets and businesses	3	—	237	(499)
(Increase)/decrease in other items related to operating activities		(1,285)	(60)	(399)
(Increase)/decrease in net derivative financial instruments		341	(188)	(16)
Cash collaterals for commodity derivative transactions		(861)	453	118
Interest received		183	234	265
Interest paid		(173)	(265)	(76)

Cash flow provided by operating activities before taxes paid and working capital items		10,291	9,554	10,620

Taxes paid		(4,272)	(6,240)	(3,226)

(Increase)/decrease in working capital		(806)	(1,207)	1,647

Cash flows provided by operating activities		5,213	2,107	9,041

Cash (used)/received in business combinations	3	—	—	(26)
Capital expenditures and investments	3	(3,116)	(4,146)	(3,027)
(Increase)/decrease in financial investments1)		432	(1,583)	(1,379)
(Increase)/decrease in derivative financial instruments		114	(13)	211
(Increase)/decrease in other interest-bearing items		(43)	(11)	122
Proceeds from sale of assets and businesses	3	88	2,032	83

Cash flows provided by/(used in) investing activities		(2,526)	(3,722)	(4,016)

		Quarters
(unaudited, in USD million)	Note	Q1 2026	Q4 2025	Q1 2025

New finance debt	5	—	1,716	1,507
Repayment of finance debt		(778)	(379)	—
Repayment of lease liabilities		(399)	(323)	(364)
Dividends paid		(920)	(917)	(1,911)
Share buy-back		(271)	(389)	(549)
Net current finance debt and other financing activities		553	(1,141)	(2,312)

Cash flows provided by/(used in) financing activities		(1,816)	(1,434)	(3,629)

Net increase/(decrease) in cash and cash equivalents		871	(3,049)	1,396

Effect of exchange rate changes in cash and cash equivalents		13	(23)	69
Cash and cash equivalents at the beginning of the period		5,036	8,107	5,903

Cash and cash equivalents at the end of the period		5,920	5,036	7,368

1) This line item includes USD 0.9 billion invested in shares in Ørsted A/S in the fourth quarter 2025.

Equinor first quarter 2026

24	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Note 1. Organisation and basis of preparation
Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA
and its subsidiaries. Equinor ASA is incorporated and
domiciled in Norway and listed on the Oslo Børs
(Norway) and the New York Stock Exchange (USA).
The registered office address is Forusbeen 50,
N-4035, Stavanger, Norway.
The objective of Equinor is to develop, produce and
market various forms of energy and derived products
and services, as well as other businesses. The
activities may also be carried out through
participation in or cooperation with other companies.
Equinor Energy AS, a 100% owned operating
subsidiary of Equinor ASA and owner of all of
Equinor's oil and gas activities and net assets on the
Norwegian continental shelf, is a co-obligor or
guarantor of certain debt obligations of Equinor ASA.
Equinor's condensed interim financial statements for
the first quarter of 2026 were authorised for issue by
the board of directors on 5 May 2026.
Basis of preparation
These condensed interim financial statements are
prepared in accordance with IAS 34 Interim Financial
Reporting as issued by the International Accounting
Standards Board (IASB) and as adopted by the
European Union (EU). The condensed interim
financial statements do not include all the
information and disclosures required by IFRS®
Accounting Standards for a complete set of financial
statements and should be read in conjunction with
the Consolidated annual financial statements for
2025. IFRS Accounting Standards as adopted by the
EU differs in certain respects from IFRS Accounting
Standards as issued by the IASB, however the
differences do not impact Equinor's financial
statements for the periods presented.
Certain amounts in the comparable years have been
reclassified to conform to current year presentation.
As a result of rounding differences, numbers or
percentages may not add up to the total.
The condensed interim financial statements are
unaudited.
Accounting policies
The accounting policies applied in the preparation of
the condensed interim financial statements are
consistent with those applied in the preparation of
Equinor’s consolidated annual financial statements
as at, and for the year ended, 31 December 2025.
A description of the material accounting policies is
included in Equinor’s consolidated annual financial
statements for 2025. When determining fair value,
there have been no changes to the valuation
techniques or models and Equinor applies the same
sources of input and the same criteria for
categorisation in the fair value hierarchy as disclosed
in the Consolidated annual financial statements for
2025.
For information about IFRS Accounting Standards,
amendments to IFRS Accounting Standards and
IFRIC® Interpretations effective from 1 January
2026, that could affect the consolidated financial
statements, please refer to note 2 in Equinor’s
consolidated annual financial statements for 2025.
None of the amendments to IFRS Accounting
Standards effective from 1 January 2026 has had a
significant impact on the condensed interim financial
statements. Equinor has not early adopted any IFRS
Accounting Standards, amendments to IFRS
Accounting Standards or IFRIC Interpretations
issued but not yet effective.
Use of judgements and estimates
The preparation of financial statements in conformity
with IFRS Accounting Standards requires
management to make judgments, estimates and
assumptions that affect the application of accounting
policies and the reported amounts of assets,
liabilities, income and expenses. The estimates and
associated assumptions are reviewed on an on-
going basis and are based on historical experience
and various other factors that are believed to be
reasonable under the circumstances. These
estimates and assumptions form the basis for
making judgments about carrying values of assets
and liabilities that are not readily apparent from other
sources. Actual results may differ from these
estimates. Please refer to
note 2 in Equinor’s consolidated annual financial
statements for 2025 for more information about
accounting judgement and key sources of estimation
uncertainty.
Equinor first quarter 2026

25	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 2. Segments
Equinor’s operations are organised into business areas
and followed up through operating segments in order to
effectively manage and execute our strategy, including
the ability to measure the progress of the business
against its strategic goals. The operating segments are
defined based on the components of Equinor that are
regularly reviewed by the chief operating decision maker,
Equinor's Chief Executive Officer (CEO).
With effect from the first quarter 2026, the Power
business area (PWR) is presented as a reportable
segment in Equinor’s financial statements. PWR is
responsible for all power activities, including the activities formerly included in Renewables (REN), flexible power
assets transferred from the business area Marketing,
Midstream and Processing (MMP), as well as Danske
Commodities’ power trading business, formerly included
in MMP. Restated historical figures are shown in the
tables following the comparative quarterly segment
tables.
The following reportable segments correspond to the
operating segments: Exploration & Production Norway
(E&P Norway), Exploration & Production International
(E&P International), Exploration & Production USA (E&P
USA), Marketing, Midstream & Processing (MMP) and
Power (PWR). Based on materiality considerations, the
remaining business areas Projects, Drilling &
Procurement (PDP) and Technology, Digital & Innovation
(TDI), as well as Corporate staff and functions, are
aggregated into the reportable segment Other. The
majority of the costs in PDP and TDI is allocated to the
three Exploration & Production segments, MMP and
PWR.
The accounting policies of the reporting segments are
consistent with those described in these Consolidated
financial statements, except for the following:
movements related to changes in asset retirement
obligations are excluded from the line item Additions to
PP&E, intangibles and Equity accounted investments,
and provisions for onerous contracts reflect only
obligations towards group external parties. The
measurement basis of segment profit is net operating
income/(loss). Deferred tax assets, pension assets, non-
current financial assets, total current assets and total
liabilities are not allocated to the segments. Transactions
between the segments, mainly from the sale of crude oil,
gas, and related products, are performed at defined
internal prices which have been derived from market
prices. The transactions are eliminated upon
consolidation.
Equinor first quarter 2026

26	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

First quarter 2026
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	Power	Other	Eliminations	Total Group
Revenues third party	88	183	69	26,644	795	36	—	27,816
Revenues and other income inter-segment	10,353	1,411	1,314	2	29	10	(13,119)	—
Net income/(loss) from equity accounted investments	—	(91)	—	38	34	(2)	—	(21)
Other income	34	1	—	—	—	13	—	48
Total revenues and other income	10,475	1,504	1,383	26,684	859	57	(13,119)	27,843
Purchases [net of inventory variation]	(1)	(60)	—	(24,385)	(721)	—	12,203	(12,964)
Operating, selling, general and administrative expenses	(1,092)	(507)	(281)	(1,515)	(133)	(88)	193	(3,423)
Depreciation and amortisation	(1,575)	(285)	(352)	(254)	(13)	(42)	—	(2,520)
Net impairment (losses)/reversals	—	—	—	—	—	—	—	—
Exploration expenses	(111)	(37)	(5)	—	—	—	—	(152)
Total operating expenses	(2,779)	(888)	(638)	(26,154)	(866)	(130)	12,396	(19,059)
Net operating income/(loss)	7,696	616	745	530	(7)	(72)	(723)	8,784
Additions to PP&E, intangibles and equity accounted investments	1,863	743	243	707	679	41	—	4,275

Balance sheet information
Equity accounted investments	5	5,333	—	302	2,396	220	—	8,256
Non-current segment assets	33,410	13,098	11,710	4,396	5,438	856	—	68,907
Non-current assets not allocated to segments								18,084
Total non-current assets								95,247
Equinor first quarter 2026

27	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Fourth quarter 2025
(in USD million)	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other	Eliminations	Total Group
Revenues third party	97	146	54	24,041	936	22	—	25,296
Revenues and other income inter-segment	7,700	732	983	(80)	311	8	(9,655)	—
Net income/(loss) from equity accounted investments	—	—	—	(18)	43	(12)	—	12
Other income	28	(10)	8	(7)	9	9	—	38
Total revenues and other income	7,825	868	1,045	23,937	1,299	27	(9,655)	25,346
Purchases [net of inventory variation]	—	77	—	(21,638)	(1,156)	—	9,652	(13,064)
Operating, selling, general and administrative expenses	(940)	(614)	(292)	(1,280)	(170)	(43)	120	(3,219)
Depreciation and amortisation	(1,630)	(344)	(394)	(241)	(16)	(38)	—	(2,663)
Net impairment (losses)/reversals	(173)	(201)	—	—	(252)	—	—	(626)
Exploration expenses	(229)	(58)	—	—	—	—	—	(287)
Total operating expenses	(2,972)	(1,140)	(686)	(23,159)	(1,594)	(81)	9,773	(19,859)
Net operating income/(loss)	4,853	(271)	359	778	(295)	(54)	117	5,487
Additions to PP&E, intangibles and equity accounted investments	1,726	6,146	284	374	565	44	—	9,140

Balance sheet information
Equity accounted investments	4	5,574	—	302	2,430	193	—	8,504
Non-current segment assets	32,170	13,644	11,825	3,899	4,772	881	—	67,192
Non-current assets not allocated to segments								17,092
Total non-current assets								92,787
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment and previously reported numbers for 2025 have been restated. For further information, see restatement of previously reported segment information tables below.

Equinor first quarter 2026

28	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

First quarter 2025
(in USD million)	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other	Eliminations	Total Group
Revenues third party	58	153	63	28,372	712	25	—	29,384
Revenues and other income inter-segment	9,484	1,364	1,133	8	10	8	(12,007)	—
Net income/(loss) from equity accounted investments	—	—	—	6	7	(1)	—	13
Other income	511	54	—	1	(44)	2	—	523
Total revenues and other income	10,052	1,571	1,197	28,388	685	34	(12,007)	29,920
Purchases [net of inventory variation]	(1)	3	—	(26,749)	(658)	—	11,962	(15,443)
Operating, selling, general and administrative expenses	(891)	(567)	(311)	(1,322)	(138)	(50)	113	(3,166)
Depreciation and amortisation	(1,127)	(396)	(370)	(226)	(9)	(37)	—	(2,165)
Net impairment (losses)/reversals	—	—	—	—	(145)	—	—	(145)
Exploration expenses	(90)	(32)	(5)	—	—	—	—	(127)
Total operating expenses	(2,108)	(992)	(685)	(28,297)	(950)	(88)	12,075	(21,046)
Net operating income/(loss)	7,944	579	511	91	(265)	(54)	68	8,874
Additions to PP&E, intangibles and equity accounted investments	2,409	761	308	207	780	30	—	4,496
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment and previously reported numbers for 2025 have been restated. For further information, see restatement of previously reported segment information tables below.

Equinor first quarter 2026

29	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Restatement of previously reported segment information

Income statement and balance sheet information by segment (in USD million)	Q1 2025				Q2 2025				First half 2025				Q3 2025				First nine months 2025
	As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated
(in USD million)	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR
Revenues third party	29,066	18	28,372	712	24,795	22	24,423	394	53,861	40	52,796	1,106	25,719	16	25,171	563	79,579	56	77,967	1,669
Revenues and other income inter-segment	13	5	8	10	25	5	17	13	38	10	25	23	28	11	24	16	66	22	49	38
Net income/(loss) from equity accounted investments	(9)	22	6	7	(21)	31	2	8	(30)	53	8	15	(1)	(9)	12	(22)	(31)	44	20	(7)
Other income	1	(44)	1	(44)	—	9	—	9	1	(35)	1	(35)	8	15	8	15	9	(20)	9	(20)
Total revenues and other income	29,072	1	28,388	685	24,798	67	24,441	424	53,870	68	52,830	1,108	25,753	34	25,215	572	79,623	102	78,045	1,680
Purchases [net of inventory variation]	(27,407)	—	(26,749)	(658)	(23,055)	—	(22,716)	(338)	(50,462)	—	(49,466)	(996)	(23,988)	(7)	(23,476)	(519)	(74,450)	(7)	(72,941)	(1,515)
Operating, selling, general and administrative expenses	(1,353)	(107)	(1,322)	(138)	(1,182)	(101)	(1,149)	(134)	(2,535)	(208)	(2,471)	(272)	(1,323)	(70)	(1,291)	(102)	(3,858)	(278)	(3,762)	(374)
Depreciation and amortisation	(227)	(8)	(226)	(9)	(232)	(12)	(231)	(14)	(460)	(21)	(457)	(23)	(217)	(13)	(215)	(14)	(676)	(33)	(673)	(37)
Net impairment (losses)/reversals	—	(145)	—	(145)	—	(955)	—	(955)	—	(1,100)	—	(1,100)	283	(3)	283	(3)	283	(1,103)	283	(1,103)
Exploration expenses	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total operating expenses	(28,987)	(260)	(28,297)	(950)	(24,469)	(1,069)	(24,096)	(1,441)	(53,456)	(1,329)	(52,394)	(2,392)	(25,244)	(92)	(24,698)	(638)	(78,701)	(1,421)	(77,092)	(3,030)
Net operating income/(loss)	84	(259)	91	(265)	329	(1,002)	345	(1,018)	413	(1,260)	436	(1,283)	509	(59)	517	(66)	922	(1,319)	953	(1,349)
Additions to PP&E, intangibles and equity accounted investments	207	780	207	780	254	718	254	718	461	1499	461	1499	307	773	307	773	768	2271	768	2271

Balance sheet information
Equity accounted investments	732	1,781	294	2,219	721	1,958	289	2,390	721	1,958	289	2,390	714	1,933	303	2,345	714	1,933	303	2,344
Non-current segment assets	3,364	3,627	3,364	3,627	3,530	3,639	3,530	3,639	3,530	3,639	3,530	3,639	3,825	4,487	3,825	4,487	3,825	4,487	3,825	4,487
Equinor first quarter 2026

30	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Income statement and balance sheet information by segment (in USD million)	Q4 2025				Full year 2025				Full year 2024
	As reported		Restated		As reported		Restated		As reported		Restated
(in USD million)	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR	MMP	REN	MMP	PWR
Revenues third party	24,961	17	24,041	936	104,540	73	102,008	2,605	101,208	72	98,851	2,429
Revenues and other income inter-segment	222	9	(80)	311	288	31	(31)	349	507	20	284	244
Net income/(loss) from equity accounted investments	(30)	55	(18)	43	(61)	99	2	36	(59)	100	(15)	56
Other income	(7)	9	(7)	9	2	(10)	2	(10)	136	124	136	124
Total revenues and other income	25,146	90	23,937	1,299	104,769	192	101,981	2,980	101,792	317	99,255	2,853
Purchases [net of inventory variation]	(22,793)	(1)	(21,638)	(1,156)	(97,243)	(8)	(94,579)	(2,671)	(92,789)	—	(90,515)	(2,274)
Operating, selling, general and administrative expenses	(1,332)	(118)	(1,280)	(170)	(5,190)	(396)	(5,042)	(544)	(4,919)	(687)	(4,815)	(791)
Depreciation and amortisation	(243)	(14)	(241)	(16)	(919)	(47)	(913)	(53)	(949)	(34)	(945)	(38)
Net impairment (losses)/reversals	—	(252)	—	(252)	283	(1,355)	283	(1,355)	191	(271)	191	(271)
Exploration expenses	—	—	—	—	—	—	—	—	—	—	—	—
Total operating expenses	(24,368)	(385)	(23,159)	(1,594)	(103,069)	(1,806)	(100,251)	(4,624)	(98,466)	(993)	(96,084)	(3,375)
Net operating income/(loss)	778	(295)	778	(295)	1,700	(1,614)	1,730	(1,644)	3,326	(676)	3,172	(522)
Additions to PP&E, intangibles and equity accounted investments	374	565	374	565	1142	2837	1142	2837	953	2153	940	2166

Balance sheet information
Equity accounted investments	693	2,039	302	2,430	693	2,039	302	2,430	768	1,530	322	1,975
Non-current segment assets	3,899	4,772	3,899	4,772	3,899	4,772	3,899	4,772	3,259	3,138	3,259	3,138
Equinor first quarter 2026

31	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Non-current assets by country
	At 31 March	At 31 December
(in USD million)	2026	2025
Norway¹⁾	37,675	35,932
USA	16,958	16,472
Brazil	10,811	10,234
UK	7,116	7,349
Angola	1,229	1,248
Poland	1,061	1,088
Canada	973	1,015
Denmark	754	768
Germany	298	301
Sweden	207	214
Other	80	1,074
Total non-current assets2)	77,163	75,695
1)Increase is mainly due to weakening of USD versus NOK and acquisitions.
2)Excluding deferred tax assets, pension assets and non-current financial assets. Non-current assets are attributed to country of operations.

Note 3. Acquisitions and disposals
Held for sale
Agreement to sell Equinor’s onshore assets in Argentina
On 1 February 2026, Equinor entered into an agreement with Vista Energy to divest its full onshore position in
Argentina’s Vaca Muerta basin. The transaction includes Equinor’s 30% non-operated interest in Bandurria Sur and its 50% non-operated interest in Bajo del Toro within the E&P International segment. The transaction has an effective date of 1 July 2025 and is expected to close in the first half of May 2026. The expected consideration at closing is estimated at around USD 1,400 million, consisting of around USD 700 million in cash, including interim period adjustments, and the remainder in a fixed number of Vista Energy NYSE-listed shares and contingent payments linked to production and oil prices over a five-year period. The expected accounting gain before tax is estimated at around USD 400 million. The consideration and the corresponding gain may change as a result of movements in the Vista Energy share price up to the closing date. As of 31 March 2026, assets held for sale amounted to USD 1,254 million and liabilities directly associated with the assets held for sale amounted to USD
273 million.
Sale of remaining interests in the Peregrino field in Brazil
Equinor has agreed to sell its remaining 20% interest in the Peregrino field. The sale is expected to be completed within 2026, subject to regulatory and legal approvals. As of 31 March 2026, assets held for sale amounted to USD
906 million, and liabilities directly associated with the assets held for sale amounted to USD 178 million. Peregrino is part of the E&P International segment.
Equinor first quarter 2026

32	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 4. Revenues
Revenues from contracts with customers by geographical areas
When attributing the line item Revenues from contracts with customers for the first quarter 2026 to the country of the legal entity executing the sale, Norway and the USA accounted for 82% and 14%, respectively (79% and 17%, respectively, for the fourth quarter of 2025).
For the first quarter of 2025, Norway and the USA accounted for 77% and 20% of such revenues respectively.
Revenues from contracts with customers are mainly reflecting such revenues from the reporting segment MMP.

Revenues from contracts with customers and other revenues
	Quarters
(in USD million)	Q1 2026	Q4 2025	Q1 2025
Crude oil	14,852	13,337	16,082
Natural gas	7,237	6,057	7,591
- European gas	5,561	5,131	6,366
- North American gas	1,074	593	552
- Other incl. Liquefied natural gas	602	333	672
Refined products	3,369	2,807	2,582
Natural gas liquids	1,844	1,592	2,024
Power	723	624	673
Transportation	305	309	302
Other sales	178	391	105
Revenues from contracts with customers	28,509	25,117	29,358
Total other revenues1)	(694)	180	26
Revenues	27,816	25,296	29,384
1)This item mainly relates to commodity derivatives, lease revenues and income recognised from paying taxes in kind with commodities.
Note 5. Financial items

	Quarters
(in USD million)	Q1 2026	Q4 2025	Q1 2025
Interest income and other financial income	370	271	336
Interest expenses and other financial expenses	(433)	(394)	(325)
Net foreign currency exchange gains/(losses)	189	(6)	(24)
Gains/(losses) on financial investments	933	353	(25)
Gains/(losses) other derivative financial instruments	(99)	59	58
Net financial items	960	283	19
The gain on financial investments in Q1 2026 was mainly driven by fair value adjustments of Ørsted investment.
Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 31 March 2026, USD
0.7 billion were utilised compared to USD 0.2 billion utilised as of 31 December 2025.
Equinor first quarter 2026

33	Condensed Interim financial statements and notes	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 6. Income taxes

	Quarters
(in USD million)	Q1 2026	Q4 2025	Q1 2025
Income/(loss) before tax	9,744	5,770	8,893
Income tax	(6,639)	(4,456)	(6,263)
Effective tax rate	68.1%	77.2%	70.4%
The effective reported tax rate of 68.1% for the first quarter of 2026, decreased compared to 70.4% in the first quarter of 2025 due to lower share of income from jurisdictions with high tax rates and the lower effects of the
Energy Profits Levy in the UK following the Adura joint venture agreement with Shell. The decrease was partially offset by the tax exempted gain from the swap with Petoro on the NCS in 2025.
Note 7. Capital distribution
Dividend for the first quarter 2026
On 5 May 2026, the board of directors resolved to declare a cash dividend for the first quarter of 2026 of USD 0.39 per share. The Equinor shares will trade ex-dividend 13 August 2026 on the Oslo Børs and 14 August for ADR
holders on the New York Stock Exchange. Payment date will be 27 August 2026.
Share buy-back programme 2026
On 4 February 2026, Equinor announced a share buy-back programme of up to USD 1.5 billion, including shares to be redeemed from the Norwegian state. In the first quarter of 2026, Equinor launched the first tranche of USD 375 million including shares to be redeemed from the Norwegian state. The market execution of the tranche of USD
124 million was completed in March 2026. The purpose of the share buy-back programme is to reduce the issued share capital of the company, and all shares repurchased will be cancelled. A proportionate number of the
Norwegian state’s shares will be redeemed and cancelled at the annual general meeting in May 2026, ensuring that the state’s ownership interest in Equinor remains unchanged at 67%.
On 5 May 2026, the board of directors decided to initiate a second share buy-back tranche of up to USD 375 million for 2026, including shares to be redeemed from the Norwegian state. This second tranche is subject to approval at the general meeting and will end no later than 20 July 2026.

	First quarter
Equity impact of share buy-back programmes (in USD million)	2026	2025
First tranche	124	397
Total	124	397
Equinor first quarter 2026

34	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary disclosures
Equinor first quarter 2026

35	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary disclosures
Exchange rates

	Quarters			Change	Full year	Change
Exchange rates	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1	2025	Q1 on full year
USD/NOK
Average daily rate	9.7267	10.0978	11.0782	(12)%	10.3912	(6)%
Period-end rate	9.7517	10.0791	10.5529	(8)%	10.0791	(3)%
EUR/USD
Average daily rate	1.1702	1.1632	1.0517	11%	1.1277	4%
Period-end rate	1.1498	1.1750	1.0815	6%	1.1750	(2)%
Use and reconciliation of Non-GAAP financial
measures
Non-GAAP financial measures are defined as
numerical measures that either exclude or include
amounts that are not excluded or included in the
comparable measures calculated and presented in
accordance with GAAP (i.e., IFRS Accounting
Standards in the case of Equinor). The following
financial measures included in this report may be
considered non-GAAP financial measures:
Adjusted operating income is based on net
operating income/ (loss) and adjusts for certain items
affecting the income for the period to separate out
effects that management considers may not be well
correlated to Equinor’s underlying operational
performance in the individual reporting period.
Management believes adjusted operating income
provides an indication of Equinor’s underlying
operational performance and facilitates comparison
of operational trends between periods.
Adjusted operating income after tax equals
adjusted operating income less tax on adjusted
operating income. Tax on adjusted operating income
is computed by adjusting the income tax for tax
effects of adjustments made to net operating
income. The tax rate applied is the tax rate
applicable to each adjusting item and tax regime,
adjusted for certain foreign currency effects as well
as effects of specific changes to deferred tax assets.
Management believes adjusted operating income
after tax provides an indication of Equinor’s
underlying operational performance after tax and
facilitates comparisons of operational trends after tax
between periods as it reflects the tax charge
associated with operational performance excluding
the impact of financing. Tax on adjusted operating
income should not be considered indicative of the
amount of current or total tax expense (or taxes
payable) for the period.
Adjusted net income is based on net income/(loss)
and provides additional transparency to Equinor’s
underlying financial performance by also including
net financial items and the associated tax effects.
This measure includes adjustments made to arrive at
adjusted operating income after tax, in addition to
specific adjustments related to net financial items
and related tax effects, as well as certain
adjustments to income tax as described below.
Management believes this measure provides an
indication of Equinor’s underlying financial
performance including the impact from financing and
facilitates comparison of trends between periods.
Adjusted Earnings Per Share (Adjusted EPS) is
computed by dividing Adjusted net income by the
weighted average number of shares outstanding
during the period. Earnings per share is a metric that
is frequently used by investors, analysts and other
parties to assess a company's profitability per share.
Management believes this measure provides an
indication of Equinor’s underlying financial
performance including the impact from financing and
facilitates comparison of trends between periods.
The non-GAAP financial measures presented above
are supplementary measures and should not be
viewed in isolation or as substitutes for net operating
income/(loss), net income/(loss) and earnings per
share, which are the most directly comparable IFRS
Accounting Standards measures. The reconciliation
tables later in this report reconcile the above non-
GAAP measures to the most directly comparable
IFRS Accounting Standards measure or measures.
There are material limitations associated with the
above measures compared with the IFRS
Accounting Standards measures, as these non-
GAAP measures do not include all the items of
revenues/ gains or expenses/losses of Equinor that
are required to evaluate its profitability on an overall
basis. The non-GAAP measures are only intended to
be indicative of the underlying developments in
trends of our on-going operations.
Adjusted operating income adjusts for the
following items:
•Changes in fair value of derivatives:
In the ordinary course of business, Equinor
enters into commodity derivative contracts to
manage the price risk exposure relating to future
sale and purchase contracts. These commodity
derivatives are measured at fair value at each
reporting date, with the movements in fair value
recognised in the income statement. By contrast,
the related sale and purchase contracts are not
recognised until the transaction occurs resulting
in timing differences. Therefore, the unrealised
movements in the fair value of these commodity
derivative contracts are excluded from adjusted
operating income and deferred until the time of
the physical delivery to minimise the effect of
these timing differences. Further, embedded
derivatives within certain gas contracts and
contingent consideration related to historical
divestments are carried at fair value. Any
accounting impacts resulting from such changes
in fair value are also excluded from adjusted
operating income, as these fluctuations are not
indicative of the underlying performance of the
business.
•Periodisation of inventory hedging effect:
Equinor enters into derivative contracts to
manage price risk exposure relating to its
commercial storage. These derivative contracts
are carried at fair value while the inventories are
Equinor first quarter 2026

36	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
accounted for at the lower of cost or market
price. An adjustment is made to align the
valuation principles of inventories with related
derivative contracts. The adjusted valuation of
inventories is based on the forward price at the
expected realisation date. This is so that the
valuation principles between commercial
storages and derivative contracts are better
aligned.
•The operational storage is not hedged and is
not part of the trading portfolio. Cost of goods
sold is measured based on the FIFO (first-in,
first-out) method, and includes realised gains or
losses that arise due to changes in market
prices. These gains or losses will fluctuate from
one period to another and are not considered
part of the underlying operations for the period.
•Impairment and reversal of impairment are
excluded from adjusted operating income since
they affect the economics of an asset for the
lifetime of that asset, not only the period in which
it is impaired, or the impairment is reversed.
Impairment and reversal of impairment can
impact both the exploration expenses and the
depreciation, amortisation and net impairment
line items.
•Gain or loss from sales of assets is eliminated
from the measure since the gain or loss does not
give an indication of future performance or
periodic performance; such a gain or loss is
related to the cumulative value creation from the
time the asset is acquired until it is sold.
•Eliminations (Internal unrealised profit on
inventories): Volumes derived from equity oil
inventory vary depending on several factors and
inventory strategies, i.e., level of crude oil in
inventory, equity oil used in the refining process
and level of in-transit cargoes. Internal profit
related to volumes sold between entities within
the group, and still in inventory at period end, is
eliminated according to IFRS Accounting
Standards (write down to production cost). The
proportion of realised versus unrealised gain
fluctuates from one period to another due to
inventory strategies and consequently impact net
operating income/ (loss). Write-down to
production cost is not assessed to be a part of
the underlying operational performance, and
elimination of internal profit related to equity
volumes is excluded in adjusted operating
income.
•Other items of income and expense are
adjusted when the impacts on income in the
period are not reflective of Equinor’s underlying
operational performance in the reporting period.
Such items may be unusual or infrequent
transactions, but they may also include
transactions that are significant which would not
necessarily qualify as either unusual or
infrequent. However, other items adjusted do not
constitute normal, recurring income and
operating expenses for the company. Other items
are carefully assessed and can include
transactions such as provisions related to
reorganisation, early retirement, etc.
•Change in accounting policy is adjusted when
the impacts on income in the period are unusual
or infrequent, and not reflective of Equinor’s
underlying operational performance in the
reporting period.
Adjusted net income incorporates the
adjustments above, as well as the following items
impacting net financial items:
•Changes in fair value of financial derivatives
used to hedge interest bearing instruments.
Equinor enters into financial derivative contracts
to manage interest rate risk on long term interest-
bearing liabilities including bonds and financial
loans. The financial derivative contracts (hedging
instruments) are measured at fair value at each
reporting date, with movements in fair value
recognised in the income statement. The long
term interest-bearing liabilities are measured at
amortised cost and not remeasured at fair value
at each reporting date. This creates
measurement differences and therefore the
movements in the fair value of these financial
derivative contracts and associated tax effects
are excluded from the calculation of adjusted net
income and deferred until the time the underlying
instrument is matured, exercised, or settled.
Management believes that this appropriately
reflects the economic effect of these risk
management activities in each period and
provides an indication of Equinor’s underlying
financial performance.
•Foreign currency gains/losses on positions
used to manage currency risk exposure
related to future payments in NOK and
foreign currency gains/losses on
intercompany bank balances. Foreign currency
gains/losses on positions used to manage
currency risk exposure (cash equivalents/
financial investments and related currency
derivatives where applicable), as well as
currency gains/losses on intercompany bank
balances are eliminated from adjusted net
income. The currency effects on intercompany
bank balances are mainly due to a large part of
Equinor’s operations having a functional currency
different from USD, and these effects are offset
within equity as other comprehensive income
arising on translation from functional currency to
presentation currency USD. These currency
effects increase volatility in financial
performance, which does not reflect Equinor’s
underlying financial performance. Management
believes that these adjustments remove periodic
fluctuations in Equinor’s adjusted net income.
Adjustments made to arrive at adjusted operating
income and adjusted net income listed above are
similarly applied to net income/(loss) from equity
accounted investments when relevant.
Adjustments to income tax and tax rate:
•Derecognition of deferred tax assets or
recognition of previously unrecognised
deferred tax assets. These changes are related
to taxable income in future reporting periods and
are not reflective of performance in the current
reporting period.
•Income tax effects arising only when
calculating income tax in the functional
currency USD. Certain group companies have
USD as functional currency, which is different
from the currency in which the taxable income is
measured (tax currency). Income tax effects
arising only when calculating income tax in the
functional currency USD, that are not part of the
tax calculation in the tax currency, are adjusted
for. Management believes this better aligns the
effective tax rate in functional currency with the
statutory tax rate in the period.
Net debt to capital employed ratio – In Equinor’s
view, net debt ratios provide a more informative
picture of Equinor’s financial strength than gross
interest-bearing financial debt. Three different net
debt to capital ratios are presented below: 1) net
debt to capital employed, 2) net debt to capital
employed adjusted, including lease liabilities, and 3)
net debt to capital employed adjusted.
These calculations are based on 1) Equinor’s gross
interest-bearing financial liabilities as recorded in the
Consolidated balance sheet 2) Net interest-bearing
debt before adjustments, which excludes cash, cash
equivalents and current financial investments from
gross interest-bearing debt, and 3) net interest
bearing debt adjusted, including lease liabilities which
adjusts the above measure for other interest-bearing
elements.
The following adjustments are made in calculating
the net debt to capital employed adjusted, including
lease liabilities ratio and the net debt to capital
employed adjusted ratio: financial investments held
in Equinor Insurance AS (classified as Current
financial investments in the Consolidated balance
sheet) are treated as non-cash and excluded from
Equinor first quarter 2026

37	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
the calculation of these non-GAAP measures, as
these investments are not readily available for the
group to meet short term commitments. These
adjustments result in a higher net debt figure and in
Equinor’s view provides a more prudent measure of
the net debt to capital employed ratio than would be
the case without such exclusions. Additionally, lease
liabilities are further excluded in calculating the net
debt to capital employed adjusted ratio. The table
Calculation of capital employed and net debt to
capital employed ratio later in this report details the
calculations for these non-GAAP measures and
reconciles them with the most directly comparable
IFRS Accounting Standards financial measure or
measures.
Organic capital expenditures (organic
investments/capex) – Capital expenditures is defined
as Additions to PP&E, intangibles and equity
accounted investments, which excludes assets held
for sale, as presented in note 2 Segments to the
Condensed interim financial statements. Organic
capital expenditures are capital expenditures
excluding expenditures related to acquisitions,
leased assets and other investments with
significantly different cash flow patterns. Equinor
believes this measure gives stakeholders relevant
information to understand the company’s
investments in maintaining and developing its
assets. Forward-looking organic capital expenditures
included in this report are not reconcilable to its most
directly comparable IFRS Accounting Standards
measure without unreasonable efforts, because the
amounts excluded from such IFRS Accounting
Standards measure to determine organic capital
expenditures cannot be predicted with reasonable
certainty.
Cash flows from operations after taxes paid
(CFFO after taxes paid) represents, and is used by
management, to evaluate cash generated from
operating activities after taxes paid, which is
available for investing activities, debt servicing and
distribution to shareholders. Cash flows from
operations after taxes paid is not a measure of our
liquidity under IFRS Accounting Standards and
should not be considered in isolation or as a
substitute for an analysis of our results as reported in
this report. Our definition of Cash flows from
operations after taxes paid is limited and does not
represent residual cash flows available for
discretionary expenditures. The table Calculation of
CFFO after taxes paid and net cash flow later in this
report provides a reconciliation of Cash flows from
operations after taxes paid to its most directly
comparable IFRS Accounting Standards measure,
Cash flows provided by operating activities before
taxes paid and working capital items, as of the
specified dates.
Net cash flow before capital distribution - Net
cash flow before capital distribution represents, and
is used by management to evaluate, cash generated
from operational and investing activities available for
debt servicing and distribution to shareholders. Net
cash flow before capital distribution is not a measure
of our liquidity under IFRS Accounting Standards
and should not be considered in isolation or as a
substitute for an analysis of our results as reported in
this report. Our definition of Net cash flow before
capital distribution is limited and does not represent
residual cash flows available for discretionary
expenditures. The table Calculation of CFFO after
taxes paid and net cash flow later in this report
provides a reconciliation of Net cash flow before
capital distribution to its most directly comparable
IFRS Accounting Standards measure, Cash flows
provided by operating activities before taxes paid
and working capital items, as of the specified dates.
Net cash flow - Net cash flow represents, and is
used by management to evaluate, cash generated
from operational and investing activities available for
debt servicing. Net cash flow is not a measure of our
liquidity under IFRS Accounting Standards and
should not be considered in isolation or as a
substitute for an analysis of our results as reported in
this report. Our definition of Net cash flow is limited
and does not represent residual cash flows available
for discretionary expenditures. The table Calculation
of CFFO after taxes paid and net cash flow later in
this report provides a reconciliation of Net cash flow
to its most directly comparable IFRS Accounting
Standards measure, Cash flows provided by
operating activities before taxes paid and working
capital items, as of the specified dates.
For more information on our definitions and use of
non-GAAP financial measures, see section 5.5 Use
and reconciliation of non-GAAP financial measures
in Equinor's 2025 Annual Report.
Equinor first quarter 2026

38	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Reconciliation of adjusted operating income
The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the first quarter of 2026 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	Power	Other

Net operating income/(loss)	8,784	7,696	616	745	530	(7)	(795)

Total revenues and other income	27,843	10,475	1,504	1,383	26,684	859	(13,061)
Adjusting items	560	—	—	—	559	1	—
Changes in fair value of derivatives	(185)	—	—	—	(189)	4	—
Gain/loss on sale of assets	(3)	—	—	—	—	(3)	—
Other adjustments	(36)	—	—	—	(36)	—	—
Periodisation of inventory hedging effect	784	—	—	—	784	—	—
Adjusted total revenues and other income	28,403	10,475	1,504	1,383	27,243	860	(13,061)

Purchases [net of inventory variation]	(12,964)	(1)	(60)	—	(24,385)	(721)	12,203
Adjusting items	435	—	—	—	(288)	—	723
Eliminations	723	—	—	—	—	—	723
Operational storage effects	(288)	—	—	—	(288)	—	—
Adjusted purchases [net of inventory variation]	(12,528)	(1)	(60)	—	(24,673)	(721)	12,926

Operating and administrative expenses	(3,423)	(1,092)	(507)	(281)	(1,515)	(133)	105
Adjusting items	(9)	—	—	—	(14)	5	—
Other adjustments	5	—	—	—	—	5	—
Provisions	(14)	—	—	—	(14)	—	—
Adjusted operating and administrative expenses	(3,432)	(1,092)	(507)	(281)	(1,530)	(127)	105

Items impacting net operating income/(loss) in the first quarter of 2026 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	Power	Other

Depreciation, amortisation and net impairments	(2,520)	(1,575)	(285)	(352)	(254)	(13)	(42)
Adjusting items	—	—	—	—	—	—	—
Adjusted depreciation, amortisation and net impairments	(2,520)	(1,575)	(285)	(352)	(254)	(13)	(42)

Exploration expenses	(152)	(111)	(37)	(5)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(152)	(111)	(37)	(5)	—	—	—

Sum of adjusting items	986	—	—	—	257	6	723
Adjusted operating income/(loss)	9,770	7,696	616	745	787	(1)	(72)
Tax on adjusted operating income	(6,908)	(6,002)	(316)	(179)	(437)	2	26
Adjusted operating income/(loss) after tax	2,862	1,693	299	566	349	1	(47)
Equinor first quarter 2026

39	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the first quarter 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other

Net operating income/(loss)	8,874	7,944	579	511	91	(265)	14

Total revenues and other income	29,920	10,052	1,571	1,197	28,388	685	(11,973)
Adjusting items	(323)	(491)	(49)	—	161	55	(0)
Changes in fair value of derivatives	113	—	—	—	104	9	—
Gain/loss on sale of assets	(450)	(491)	—	—	(1)	43	(0)
Other adjustments	(45)	—	(49)	—	—	4	—
Periodisation of inventory hedging effect	58	—	—	—	58	—	—
Adjusted total revenues and other income	29,597	9,561	1,523	1,197	28,549	740	(11,973)

Purchases [net of inventory variation]	(15,443)	(1)	3	—	(26,749)	(658)	11,962
Adjusting items	(74)	—	—	—	(6)	—	(68)
Eliminations	(68)	—	—	—	—	—	(68)
Operational storage effects	(6)	—	—	—	(6)	—	—
Adjusted purchases [net of inventory variation]	(15,517)	(1)	3	—	(26,756)	(658)	11,894

Operating and administrative expenses	(3,166)	(891)	(567)	(311)	(1,322)	(138)	62
Adjusting items	23	—	0	—	5	18	—
Other adjustments	6	—	—	—	—	6	—
Provisions	17	—	—	—	5	12	—
Adjusted operating and administrative expenses	(3,143)	(891)	(567)	(311)	(1,317)	(120)	62

Items impacting net operating income/(loss) in the first quarter 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other

Depreciation, amortisation and net impairments	(2,310)	(1,127)	(396)	(370)	(226)	(154)	(37)
Adjusting items	146	—	—	—	—	146	—
Impairment	146	—	—	—	—	146	—
Adjusted depreciation, amortisation and net impairments	(2,164)	(1,127)	(396)	(370)	(226)	(8)	(37)

Exploration expenses	(127)	(90)	(32)	(5)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(127)	(90)	(32)	(5)	—	—	—

Sum of adjusting items	(228)	(491)	(49)	—	160	219	(68)
Adjusted operating income/(loss)	8,646	7,453	531	511	251	(46)	(54)
Tax on adjusted operating income	(6,401)	(5,789)	(417)	(118)	(153)	63	13
Adjusted operating income/(loss) after tax	2,245	1,664	114	394	99	16	(41)
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in Equinor’s financial statements and previously reported numbers for 2025 have been restated. For further information and restatement tables, see Note 2 Segments and the tables below.
Equinor first quarter 2026

40	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the fourth quarter of 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other

Net operating income/(loss)	5,487	4,853	(271)	359	778	(295)	64

Total revenues and other income	25,346	7,825	868	1,045	23,937	1,299	(9,628)
Adjusting items	(86)	—	9	—	(109)	14	—
Changes in fair value of derivatives	(111)	—	—	—	(111)	—	—
Gain/loss on sale of assets	9	—	9	—	—	—	—
Other adjustments	50	—	—	—	28	22	—
Periodisation of inventory hedging effect	(27)	—	—	—	(27)	—	—
Provisions	(8)	—	—	—	—	(8)	—
Adjusted total revenues and other income	25,260	7,825	877	1,045	23,828	1,313	(9,628)

Purchases [net of inventory variation]	(13,064)	(—)	77	—	(21,638)	(1,156)	9,652
Adjusting items	(81)	—	—	—	37	—	(117)
Eliminations	(117)	—	—	—	—	—	(117)
Operational storage effects	37	—	—	—	37	—	—
Adjusted purchases [net of inventory variation]	(13,145)	(—)	77	—	(21,601)	(1,156)	9,535

Operating and administrative expenses	(3,219)	(940)	(614)	(292)	(1,280)	(170)	78
Adjusting items	250	—	275	—	(35)	10	—
Gain/loss on sale of assets	282	—	275	—	—	7	—
Other adjustments	3	—	—	—	—	3	—
Provisions	(35)	—	—	—	(35)	—	—
Adjusted operating and administrative expenses	(2,969)	(940)	(339)	(292)	(1,315)	(161)	78

Items impacting net operating income/(loss) in the fourth quarter of 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP¹⁾	Power¹⁾	Other

Depreciation, amortisation and net impairments	(3,290)	(1,803)	(545)	(394)	(241)	(268)	(38)
Adjusting items	626	173	201	—	—	252	—
Impairment	626	173	201	—	—	252	—
Adjusted depreciation, amortisation and net impairments	(2,663)	(1,630)	(344)	(394)	(241)	(16)	(38)

Exploration expenses	(287)	(229)	(58)	—	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(287)	(229)	(58)	—	—	—	—

Sum of adjusting items	709	173	485	—	(107)	276	(117)
Adjusted operating income/(loss)	6,196	5,026	214	359	670	(19)	(54)
Tax on adjusted operating income	(4,645)	(3,915)	(93)	(122)	(486)	(24)	(6)
Adjusted operating income/(loss) after tax	1,551	1,112	121	237	184	(43)	(60)
1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in Equinor’s financial statements and previously reported numbers for 2025 have been restated. For further information and restatement tables, see Note 2 Segments and the tables below.
Equinor first quarter 2026

41	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Restatement of previously reported segment information

	Q1 2025				Q2 2025				First half 2025				Q3 2025				First nine months 2025				Q4 2025				Full year 2025
	As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated
Items impacting net operating income/ (loss) (in USD million)	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power

Net operating income/(loss)	84	(259)	91	(265)	329	(1,002)	345	(1,018)	413	(1,260)	436	(1,283)	509	(59)	517	(66)	922	(1,319)	953	(1,349)	778	(295)	778	(295)	1,700	(1,614)	1,730	(1,644)

Total revenues and other income	29,072	1	28,388	685	24,798	67	24,441	424	53,870	68	52,830	1,108	25,753	34	25,215	572	79,623	102	78,045	1,680	25,146	90	23,937	1,299	104,769	192	101,981	2,980
Adjusting items	170	47	161	55	(11)	(19)	(22)	(8)	159	27	139	48	18	(5)	18	(5)	178	22	157	43	(102)	7	(109)	14	76	29	48	57
Changes in fair value of derivatives	113	—	104	9	(4)	—	5	(9)	109	—	109	(1)	51	—	51	—	159	—	160	(1)	(111)	—	(111)	—	49	—	49	(1)
Gain/loss on sale of assets	(1)	43	(1)	43	—	(19)	—	(19)	(1)	23	(1)	23	—	(5)	—	(5)	(1)	18	(1)	18			—	—	(1)	18	(1)	18
Other adjustments	—	4	—	4	6	—	(15)	21	6	4	(15)	25	(19)	—	(19)	—	(13)	4	(34)	25	36	15	28	22	22	19	(6)	47
Periodisation of inventory hedging effect	58	—	58	—	(12)	—	(12)	—	46	—	46	—	(13)	—	(13)	—	32	—	32	—	(27)	—	(27)	—	6	—	6	—
Provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8)	—	(8)	—	(8)	—	(8)
Adjusted total revenues and other income	29,241	48	28,549	740	24,787	48	24,419	416	54,029	96	52,968	1,156	25,772	29	25,233	567	79,800	124	78,202	1,723	25,044	97	23,828	1,313	104,845	221	102,029	3,037

Purchases [net of inventory variation]	(27,407)	—	(26,749)	(658)	(23,055)	—	(22,716)	(338)	(50,462)	—	(49,466)	(996)	(23,988)	(7)	(23,476)	(519)	(74,450)	(7)	(72,941)	(1,515)	(22,793)	(1)	(21,638)	(1,156)	(97,243)	(8)	(94,579)	(2,671)
Adjusting items	(6)	—	(6)	—	31	—	31	—	25	—	25	—	3	—	3	—	28	—	28	—	37	—	37	—	65	—	65	—
Operational storage effects	(6)	—	(6)	—	31	—	31	—	25	—	25	—	3	—	3	—	28	—	28	—	37	—	37	—	65	—	65	—
Adjusted purchases [net of inventory variation]	(27,413)	—	(26,756)	(658)	(23,023)	—	(22,685)	(338)	(50,437)	—	(49,441)	(996)	(23,985)	(7)	(23,473)	(519)	(74,422)	(7)	(72,913)	(1,515)	(22,756)	(1)	(21,601)	(1,156)	(97,178)	(8)	(94,515)	(2,671)

Equinor first quarter 2026

42	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

	Q1 2025				Q2 2025				First half 2025				Q3 2025				First nine months 2025				Q4 2025				Full year 2025
	As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated		As reported		Restated
Items impacting net operating income/ (loss) (in USD million)	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power	MMP	REN	MMP	Power
Operating and administrative expenses	(1,353)	(107)	(1,322)	(138)	(1,182)	(101)	(1,149)	(134)	(2,535)	(208)	(2,471)	(272)	(1,323)	(70)	(1,291)	(102)	(3,858)	(278)	(3,762)	(374)	(1,332)	(118)	(1,280)	(170)	(5,190)	(396)	(5,042)	(545)
Adjusting items	5	18	5	18	(17)	(10)	(17)	(10)	(12)	8	(12)	8	53	(3)	53	(3)	41	5	41	5	(35)	10	(35)	10	6	14	6	14
Gain/loss on sale of assets	—	—	—	—	—	1	—	1	—	1	—	1	—	—	—	—	—	1	—	2	—	7	—	7	—	9	—	9
Other adjustments	—	6	—	6	—	—	—	—	—	7	—	7	—	(4)	—	(4)	—	3	—	3	—	3	—	3	—	6	—	6
Provisions	5	12	5	12	(17)	(12)	(17)	(12)	(12)	—	(12)	—	53	—	53	—	41	—	41	—	(35)	—	(35)	—	6	—	6	—
Adjusted operating and administrative expenses	(1,348)	(89)	(1,317)	(120)	(1,198)	(111)	(1,166)	(144)	(2,547)	(199)	(2,482)	(264)	(1,270)	(74)	(1,238)	(105)	(3,817)	(273)	(3,721)	(369)	(1,367)	(109)	(1,315)	(161)	(5,184)	(382)	(5,036)	(530)

Depreciation, amortisation and net impairments	(227)	(153)	(226)	(154)	(232)	(968)	(231)	(969)	(460)	(1,121)	(457)	(1,123)	67	(15)	68	(17)	(393)	(1,136)	(389)	(1,140)	(243)	(266)	(241)	(268)	(636)	(1,403)	(630)	(1,408)
Adjusting items	—	146	—	146	—	955	—	955	—	1,101	—	1,101	(283)	3	(283)	3	(283)	1,104	(283)	1,104	—	252	—	252	(283)	1,356	(283)	1,356
Impairment	—	146	—	146	—	955	—	955	—	1,101	—	1,101	15	—	15	—	15	1,101	15	1,101	—	252	—	252	15	1,354	15	1,354
Other adjustments			—	—			—	—	—	—	—	—	—	3	—	3	—	3	—	3			—	—	—	3	—	3
Reversal of impairment			—	—			—	—	—	—	—	—	(299)	—	(299)	—	(299)	—	(299)	—			—	—	(299)	—	(299)	—
Adjusted depreciation, amortisation and net impairments	(227)	(7)	(226)	(8)	(232)	(12)	(231)	(14)	(460)	(20)	(457)	(22)	(217)	(13)	(215)	(14)	(676)	(32)	(673)	(36)	(243)	(14)	(241)	(16)	(919)	(46)	(913)	(52)

Sum of adjusting items	169	210	160	219	4	926	(8)	938	173	1,137	152	1,157	(209)	(6)	(210)	(6)	(37)	1,131	(57)	1,152	(100)	269	(107)	276	(137)	1,400	(165)	1,428
Adjusted operating income/(loss)	253	(48)	251	(46)	333	(75)	337	(80)	586	(124)	588	(126)	299	(64)	307	(72)	885	(188)	895	(198)	678	(26)	670	(19)	1,563	(214)	1,565	(216)
Tax on adjusted operating income	(153)	63	(153)	63	(189)	3	(248)	63	(341)	66	(401)	125	(172)	6	(112)	(55)	(513)	72	(512)	71	(489)	(21)	(486)	(24)	(1,003)	51	(998)	47
Adjusted operating income/(loss) after tax	101	15	99	16	144	(72)	89	(17)	245	(58)	188	(1)	127	(58)	195	(126)	372	(116)	383	(127)	189	(47)	184	(43)	561	(163)	567	(170)
Equinor first quarter 2026

43	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Adjusted operating income after tax by reporting segment

					Quarters
		Q1 2026			Q4 2025			Q1 2025
(in USD million)	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
E&P Norway	7,696	(6,002)	1,693	5,026	(3,915)	1,112	7,453	(5,789)	1,664
E&P International	616	(316)	299	214	(93)	121	531	(417)	114
E&P USA	745	(179)	566	359	(122)	237	511	(118)	394
MMP1)	787	(437)	349	670	(486)	184	251	(153)	99
Power1)	(1)	2	1	(19)	(24)	(43)	(46)	63	16
Other	(72)	26	(47)	(54)	(6)	(60)	(54)	13	(41)
Equinor group	9,770	(6,908)	2,862	6,196	(4,645)	1,551	8,646	(6,401)	2,245
Effective tax rates on adjusted operating income			70.7%			75.0%			74.0%

1) With effect from the first quarter 2026, the Power business area (PWR) is presented as a reportable segment in Equinor’s financial statements and previously reported numbers for 2025 have been restated. For further information and restatement tables, see Note 2 Segments and the tables below.
Equinor first quarter 2026

44	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Restatement of previously reported segment information

Adjusted operating income after tax by reporting segment (in USD million)	Reporting segment	Q1 2025			Q2 2025			First half 2025
		Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
As reported	MMP	253	(153)	101	333	(189)	144	586	(341)	245
	REN	(48)	63	15	(75)	3	(72)	(124)	66	(58)
Restated	MMP	251	(153)	99	337	(248)	89	588	(401)	188
	Power	(46)	63	16	(80)	63	(17)	(126)	125	(1)

Adjusted operating income after tax by reporting segment (in USD million)	Reporting segment	Q3 2025			First nine months 2025
		Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
As reported	MMP	299	(172)	127	885	(513)	372
	REN	(64)	6	(58)	(188)	72	(116)
Restated	MMP	307	(112)	195	895	(512)	383
	Power	(72)	(55)	(126)	(198)	71	(127)

Adjusted operating income after tax by reporting segment (in USD million)	Reporting segment	Q4 2025			Full year 2025
		Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
As reported	MMP	678	(489)	189	1,563	(1,003)	561
	REN	(26)	(21)	(47)	(214)	51	(163)
Restated	MMP	670	(486)	184	1,565	(998)	567
	Power	(19)	(24)	(43)	(216)	47	(170)
Equinor first quarter 2026

45	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

		Quarters
(in USD million)		Q1 2026	Q4 2025	Q1 2025
Net operating income/(loss)	A	8,784	5,487	8,874
Income tax	B1	6,639	4,456	6,263
Tax on net financial items	B2	95	(312)	238
Income tax less tax on net financial items	B = B1 - B2	6,544	4,767	6,024
Net operating income after tax	C = A - B	2,239	720	2,849
Items impacting net operating income/(loss)1)	D	986	709	(228)
Tax on items impacting net operating income/(loss)	E	(363)	122	(376)
Adjusted operating income after tax	F = C+D+E	2,862	1,551	2,245
Net financial items	G	960	283	19
Tax on net financial items	H	(95)	312	(238)
Net income/(loss)	I = C+G+H	3,105	1,314	2,630
1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
Reconciliation of adjusted operating income after tax to net income

		Quarters
(in USD million)		Q1 2026	Q4 2025	Q1 2025
Net operating income/(loss)		8,784	5,487	8,874
Items impacting net operating income/(loss)1)	A	986	709	(228)
Adjusted operating income1)	B	9,770	6,196	8,646
Net financial items		960	283	19
Adjusting items	C	(10)	(116)	(249)
Changes in fair value of financial derivatives used to hedge interest bearing instruments		99	(59)	(58)
Foreign currency (gains)/losses on certain intercompany bank and cash balances		(109)	(57)	(191)
Adjusted net financial items	D	950	166	(230)
Income tax	E	(6,639)	(4,456)	(6,263)
Tax effect on adjusting items	F	(385)	135	(363)
Adjusted net income	G = B + D + E + F	3,695	2,042	1,789
Less:
Adjusting items	H = A + C	976	593	(477)
Tax effect on adjusting items		(385)	135	(363)
Net income/(loss)		3,105	1,314	2,630
Attributable to shareholders of the company	I	3,106	1,314	2,627
Attributable to non-controlling interests	J	(2)	1	3
Adjusted net income attributable to shareholders of the company	K = G - J	3,697	2,041	1,786
Weighted average number of ordinary shares outstanding (in millions)	L	2,496	2,509	2,719
Basic earnings per share (in USD)	M = I/L	1.24	0.52	0.97
Adjusted earnings per share (in USD)	N = K/L	1.48	0.81	0.66
1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
Reconciliation of adjusted net income to net income, including calculation of adjusted earnings per share
Equinor first quarter 2026

46	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Adjusted exploration expenses

	Quarters			Change
(in USD million)	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1
E&P Norway exploration expenditures	214	254	167	28%
E&P International exploration expenditures	37	54	32	17%
E&P USA exploration expenditures	5	—	5	(9)%
Group exploration expenditures	256	308	204	26%
Expensed, previously capitalised exploration expenditures	10	77	1	>100%
Capitalised share of current period's exploration activity	(114)	(97)	(77)	47%
Impairment (reversal of impairment)	1	—	—
Exploration expenses according to IFRS	152	287	127	20%
Items impacting net operating income/(loss)1)	—	—	—	N/A
Adjusted exploration expenses	152	287	127	20%
1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
Equinor first quarter 2026

47	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Calculation of CFFO after taxes paid, net cash flow before capital distribution and net cash flow

CFFO information	Quarters			Change
(in USD million)	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1
Cash flows provided by operating activities before taxes paid and working capital items	10,291	9,554	10,620	(3)%
Taxes paid	(4,272)	(6,240)	(3,226)	32%
Cash flow from operations after taxes paid (CFFO after taxes paid)1)	6,019	3,314	7,394	(19)%

Net cash flow information	Quarters			Change
(in USD million)	Q1 2026	Q4 2025	Q1 2025	Q1 on Q1
Cash flow from operations after taxes paid (CFFO after taxes paid)	6,019	3,314	7,394	(19)%
(Cash used)/received in business combinations	—	—	(26)	(100)%
Capital expenditures and investments	(3,116)	(4,146)	(3,027)	3%
Net (increase)/decrease in strategic non-current financial investments1)	—	(944)	—	N/A
(Increase)/decrease in other interest-bearing items	(43)	(11)	122	N/A
Proceeds from sale of assets and businesses	88	2,032	83	5%
Net cash flow before capital distribution	2,947	245	4,546	(35)%
Dividend paid	(920)	(917)	(1,911)	(52)%
Share buy-back	(271)	(389)	(549)	(51)%
Net cash flow	1,756	(1,062)	2,086	(16)%

1) This line item includes the rights subscription investment in Ørsted A/S in the fourth quarter of 2025.
Equinor first quarter 2026

48	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Organic capital expenditures

	Quarters
(in USD billion)	Q1 2026	Q4 2025	Q1 2025
Additions to PP&E, intangibles and equity accounted investments	4.3	9.1	4.5
Less:
Acquisition-related additions1)	—	5.6	1.3
Right of use asset additions	1.2	0.3	0.2
Organic capital expenditures	3.0	3.3	3.0
1) The fourth quarter of 2025 includes the addition of Adura as an equity accounted investment (USD 5.6 billion).
Equinor first quarter 2026

49	Supplementary disclosures	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Calculation of capital employed and net debt to capital employed ratio

Calculation of capital employed and net debt to capital employed ratio		At 31 March	At 31 December
(in USD million)		2026	2025
Calculation of capital employed*
Capital employed	A + B1	55,403	52,386
Capital employed adjusted, including lease liabilities	A + B2	55,665	52,674
Capital employed adjusted	A + B3	51,511	49,262
Calculated net debt to capital employed*
Net debt to capital employed	(B1) / (A+B1)	21.2%	22.7%
Net debt to capital employed adjusted, including lease liabilities	(B2) / (A+B2)	21.6%	23.1%
Net debt to capital employed adjusted	(B3) / (A+B3)	15.3%	17.8%
1) Other interest-bearing elements are financial investments in Equinor Insurance AS classified as current financial investments.

Calculation of capital employed and net debt to capital employed ratio		At 31 March	At 31 December
(in USD million)		2026	2025
Shareholders' equity		43,571	40,424
Non-controlling interests		71	74
Total equity	A	43,642	40,497
Current finance debt and lease liabilities		6,921	5,237
Non-current finance debt and lease liabilities		24,936	25,984
Gross interest-bearing debt	B	31,857	31,222
Cash and cash equivalents		5,884	5,036
Current financial investments		14,212	14,297
Cash and cash equivalents and financial investment	C	20,096	19,333
Net interest-bearing debt [8]	B1 = B - C	11,761	11,888
Other interest-bearing elements1)		262	288
Net interest-bearing debt adjusted including lease liabilities*	B2	12,023	12,176
Lease liabilities		4,153	3,412
Net interest-bearing debt adjusted*	B3	7,870	8,765
Equinor first quarter 2026

50	Forward-looking statements	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Forward-looking statements
This report contains certain forward-looking
statements that involve risks and uncertainties. In
some cases, we use words such as "ambition",
"continue", "could", "estimate", "intend", "expect",
"believe", "likely", "may", "outlook", "plan", "strategy",
"will", "guidance", "targets", and similar expressions to
identify forward- looking statements. Forward-looking
statements include all statements other than
statements of historical fact, including, among others,
statements regarding Equinor's plans, intentions,
aims, ambitions and expectations; the commitment to
develop as a broad energy company and diversify its
energy mix; the ambition to be a leading company in
the energy transition and reduce net group-wide
greenhouse gas emissions; our ambitions and
expectations regarding decarbonisation; future
financial performance, including earnings, cash flow
and liquidity; expectations and ambitions regarding
value creation; expectations and ambitions regarding
progress on the energy transition plan; expectations
regarding cash flow and returns from Equinor’s oil and
gas portfolio, CCS projects and renewables and low
carbon solutions portfolio; our expectations and
ambitions regarding operated emissions, annual CO₂
storage, upstream CO₂ intensity and net carbon
intensity; plans to develop fields and projects;
expectations and ambitions regarding exploration
activities and production levels; aims, expectations
and plans for renewables production capacity and
power generation, CO2 transport and storage,
allocation of expenditures across the NCS, our
international oil and gas projects and our integrated
power business and the balance between oil and gas
and renewables production; our intention to optimise
and high-grade our portfolio; robustness of our
portfolio; contributions to energy security; break-even
considerations, targets and other metrics for
investment decisions; future worldwide economic
trends, market outlook and future economic
projections and assumptions, including commodity
price, currency and refinery assumptions;
expectations and ambitions regarding sales, trading
and market strategies; estimates of reserves and
expectations regarding discoveries; organic capital
expenditures* for 2026; expectations and estimates
regarding capacity, production, development,
performance and execution of projects; expectations
and estimates regarding future operational
performance, including oil and gas and renewable
power production and growth; estimates regarding tax
payments; expectations and ambitions regarding
costs, including the ambition to keep unit of production
cost in the top quartile of our peer group; scheduled
maintenance activity and the effects thereof on equity
production; expectations regarding completion and
results of acquisitions, disposals, joint ventures,
partnerships and other strategic and contractual
arrangements; expectations regarding distributions
from joint ventures; plans and expectations regarding
corporate structure; ambitions regarding capital
distributions and expected amount and timing of
dividend payments and the implementation of our
share buy-back programme; projected impact of legal
claims against us; and provisions and contingent
liabilities. You should not place undue reliance on
these forward-looking statements. Our actual results
could differ materially from those anticipated in the
forward-looking statements for many reasons.
These forward-looking statements reflect current
views about future events, are based on
management’s current expectations and assumptions
and are, by their nature, subject to significant risks
and uncertainties because they relate to events and
depend on circumstances that will occur in the future.
There are a number of factors that could cause actual
results and developments to differ materially from
those expressed or implied by these forward-looking
statements, including levels of industry product
supply, demand and pricing, in particular in light of
significant price volatility for oil and natural gas;
geopolitical, social and/or political instability, including worsening trade relations and tariffs; unfavourable
macroeconomic conditions and inflationary pressures;
exchange rate and interest rate fluctuations; levels
and calculations of reserves and material differences
from reserves estimates; regulatory stability and
access to resources, including attractive low-carbon
opportunities; changes in market demand and supply
and policy support from governments for renewables;
inability to meet strategic objectives; the effects of
climate change and changes in stakeholder sentiment
and regulatory requirements regarding climate
change; the development and use of new technology;
failure to prevent or manage digital and cyber
disruptions to our information and operational
technology systems and those of third parties on
which we rely; operational problems, including cost
inflation in capital and operational expenditures;
unsuccessful drilling; availability of adequate
infrastructure at commercially viable prices; the
actions of field partners, commercial and strategic
partners and other third-parties; reputational damage;
the actions of competitors; failure to effectively deploy
new technologies or deficiencies in their
implementation; the actions of the Norwegian state as
majority shareholder and exercise of ownership by the
Norwegian state; changes or uncertainty in or non-
compliance with laws and governmental regulations,
conditions or requirements; inability to obtain relevant
approvals from governments and other parties for
activities and transactions; adverse changes in tax
regimes; the political and economic policies of Norway
and other oil/energy-producing countries; regulations
on low-carbon value chains; liquidity, interest rate,
equity and credit risks; risk of losses relating to trading
and commercial supply activities; an inability to attract
and retain personnel; ineffectiveness of crisis
management systems; inadequate insurance
coverage; health, safety and environmental risks;
physical security risks to personnel, assets,
infrastructure and operations from hostile or malicious
acts; failure to meet our ethical and social standards;
actual or perceived non-compliance with legal or
regulatory requirements; and other factors discussed
elsewhere in this report and in Equinor's Integrated
Annual Report for the year ended December 31, 2025
(including section 5.2 - Risk factors thereof). Equinor's
2025 Integrated Annual Report is available at
Equinor's website www.equinor.com.
Although we believe that the expectations reflected in
the forward-looking statements are reasonable, we
cannot assure you that our future results, level of
activity, performance or achievements will meet these
expectations. Moreover, neither we nor any other
person assumes responsibility for the accuracy and
completeness of the forward-looking statements. Any
forward-looking statement speaks only as of the date
on which such statement is made, and, except as
required by applicable law, we undertake no obligation
to update any of these statements after the date of
this report, either to make them conform to actual
results or changes in our expectations.
We use certain terms in this document, such as
"resource" and "resources", that the SEC's rules
prohibit us from including in our filings with the SEC.
U.S. investors are urged to closely consider the
disclosures in our Annual Report on Form 20-F for the
year ended December 31, 2025, SEC File No.
1-15200. This form is available on our website or by
calling 1-800-SEC-0330 or logging on to www.sec.gov
Equinor first quarter 2026

51	End notes	PRESS RELEASE	FIRST QUARTER 2026 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
End notes
1.The group's average liquids price is a volume
weighted average of the segment prices of crude
oil, condensate and natural gas liquids (NGL).
2.Liquids volumes include oil, condensate and
NGL, exclusive of royalty oil.
3.Equity volumes represent Equinor’s
proportionate share of gross production based on
working interest ownership in a lease or unit.
Entitlement volumes differ from equity volumes
where operations are performed under
production sharing agreements (PSA) that
regulate Equinor’s entitlement to volumes, and in
the USA where entitlement production is
expressed net of royalty interests.
4.Transactions with the Norwegian state. The
Norwegian state, represented by the Ministry of
Trade, Industry and Fisheries, is the majority
shareholder of Equinor and it also holds major
investments in other entities. This ownership
structure means that Equinor participates in
transactions with many parties that are under a
common ownership structure and therefore meet
the definition of a related party. Equinor
purchases liquids and natural gas from the
Norwegian state, represented by SDFI (the
State's Direct Financial Interest). In addition,
Equinor sells the State's natural gas production
in its own name, but for the Norwegian state's
account and risk, and related expenditures are
refunded by the State.
5.The production guidance reflects our estimates of
proved reserves calculated in accordance with
US Securities and Exchange Commission (SEC)
guidelines and additional production from other
reserves not included in proved reserves
estimates.
6.The group's average realised piped gas prices
include all realised piped gas sales, including
both physical sales and related paper positions.
7.The internal transfer price paid from the MMP
segment to the E&P Norway, E&P International
and E&P USA segments.
8.Since different legal entities in the group lend to
projects and others borrow from banks, project
financing through external bank or similar
institutions is not netted in the balance sheet and
results in over-reporting of the debt stated in the
balance sheet compared to the underlying
exposure in the group. Similarly, certain net
interest-bearing debt incurred from activities
pursuant to the Marketing Instruction of the
Norwegian government are offset against
receivables on the SDFI. Some interest-bearing
elements are classified together with non-interest
bearing elements and are therefore included
when calculating the net interest-bearing debt.
Photos:
Page 1 Einar Aslaksen
Pages 1, 2, 3, 4, 7, 18, 20, 34 Ole Jørgen Bratland
Page 6 Jonny Engelsvoll
Page 10 Julie Sareussen
Page 12 Marit Hommedal
Page 25 Torstein Lund Eik
Page 46 Øyvind Gravås
Equinor ASA
Box 8500
NO-4035 Stavanger
Norway
Telephone:+47 51 99 00 00
www.equinor.com
SIGNATURE - 6K FURNISHED
Pursuant to the requirements of the
Securities Exchange Act of 1934, the
registrant has duly caused this report to be
signed on its behalf by the undersigned,
thereunto duly authorised.
EQUINOR ASA
(Registrant)
Dated: 6 May 2026
By:       /s/ Torgrim Reitan
Name: Torgrim Reitan
Title: Chief Financial Officer